

CORNERSTONE
Realty Income Trust, Inc.



















# 2002 Annual Report









# Corporate Profile

**Cornerstone Realty Income Trust, Inc.** is a fully integrated, self-managed and self-advised real estate company that has operated as a Real Estate Investment Trust (REIT) since its founding in 1993. Headquartered in Richmond, Virginia, we focus on the ownership and management of multifamily properties in select markets in Virginia, North Carolina, South Carolina, Georgia and Texas. Currently we own and manage 81 apartment communities containing 21,394 apartment homes, and we employ approximately 575 people at our apartment communities, divisional offices and corporate headquarters. Since 1997 our common shares have traded on the New York Stock Exchange under the symbol "TCR."









## Our Mission

We are one of the leading multifamily REITs in the South. We distinguish ourselves by building quality relationships, exceeding expectations, and rewarding people through a culture that promotes integrity, respect, and loyalty.

## Current Portfolio of Communities (as of February 28, 2003)

| Location | | Communities | Units | % Total |
|---|---|---|---|---|
| **Virginia/Raleigh Division** | Raleigh/Durham | 10 | 2,428 | 11 |
| | Richmond | 8 | 2,235 | 10 |
| | Norfolk/Va. Beach | 3 | 625 | 3 |
| | Winston-Salem | 2 | 530 | 2 |
| | Charlottesville | 1 | 425 | 2 |
| | Wilmington | 1 | 390 | 2 |
| | Greensboro | 1 | 264 | 1 |
| | Greenville (N.C.) | 1 | 171 | 1 |
| | TOTAL | 27 | 7,068 | 32 |
| **Carolina/Atlanta Division** | Charlotte | 12 | 3,127 | 15 |
| | Atlanta | 6 | 1,841 | 9 |
| | Charleston (S.C.) | 2 | 656 | 3 |
| | Asheville | 2 | 560 | 3 |
| | Columbia (S.C.) | 2 | 419 | 2 |
| | Myrtle Beach | 1 | 288 | 1 |
| | TOTAL | 25 | 6,891 | 33 |
| **Texas Division** | Dallas/Fort Worth | 26 | 6,776 | 32 |
| | Austin | 2 | 429 | 2 |
| | San Antonio | 1 | 230 | 1 |
| | TOTAL | 29 | 7,435 | 35 |









# Financial Highlights

## Operating Results

| (In thousands) | 2002 | 2001 | 2000 |
| --- | --- | --- | --- |
| Rental and property income | $ 162,718 | $ 152,668 | $146,555 |
| Net income | 220 | 17,990 | 58,144 |
| Funds from operations[a] | 46,205 | 57,989 | 71,509 |
| Distributions to preferred shareholders | 303 | 7,698 | 30,305 |
| Net income (loss) available to common shareholders | (83) | (17,200) | 27,839 |
| Distributions to common shareholders | 53,482 | 45,905 | 40,251 |

## Balance Sheet and Other Data

| (In thousands, except apartment homes owned) | 2002 | 2001 | 2000 |
| --- | --- | --- | --- |
| Investment in rental property–gross | $1,162,592 | $1,073,802 | $868,891 |
| Total assets | $1,014,847 | $ 980,691 | $799,781 |
| Shareholders' equity | $ 287,074 | $ 333,834 | $522,002 |
| Common shares outstanding | 48,361 | 47,665 | 34,926 |
| Number of apartment homes | 21,678 | 20,686 | 18,076 |

*(a) Funds from operations is defined as net income (computed in accordance with generally accepted accounting principles) excluding gains and losses from sales of depreciable property, before minority interest of unit holders in operating partnerships, plus depreciation. This definition conforms with the National Association of Real Estate Investment Trust's (NAREIT) definition issued in October 1999 which was effective beginning January 1, 2000. The company considers funds from operations in evaluating property acquisitions and its operating performance and believes that funds from operations should be considered along with, but not as an alternative to, net income and cash flows as a measure of the company's activities in accordance with generally accepted accounting principles, but should not be considered to be necessarily indicative of cash available to fund cash needs.*

***Forward-Looking Statements***

*Certain statements contained herein constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from results expressed or implied by such forward-looking statements. Such factors include, among other things, the risk that the proposed merger with Merry Land will not occur or that the results anticipated by the merger will not be realized, risks associated with unanticipated adverse business developments affecting the company, adverse changes in the real estate markets, and local as well as general economic and competitive factors. In addition, the timing and amounts of distributions to common shareholders are within the discretion of Cornerstone's board of directors. There is no assurance that planned events or results will be achieved.*

# Letter to Shareholders

*Dear Fellow Shareholders:*

Finding a bright spot in our country's current economic condition is certainly difficult, but not impossible. Cornerstone and its apartment industry peers experienced a very challenging operating environment in 2002. However, because our company is strong in its core assets – bricks and mortar – we look to the future with measured optimism.

First, allow me to share some observations about last year. The primary issues faced by the multifamily industry were:

- A slow recovery from the recession, which led to weak employment growth;
- Continued new apartment construction; and
- Low mortgage rates, which allowed many apartment residents the opportunity to purchase a single-family home.







We believe these factors contributed to a decrease in our occupancy rate and a subsequent decrease in income. Vacancy levels at our properties in our major markets of Atlanta, Dallas and Charlotte required us to give aggressive leasing concessions in order to remain competitive. In addition, our expenses increased primarily from the need for additional marketing efforts and the cost to "make ready for rental" an increased number of vacant apartments. Furthermore, we and other apartment owners experienced significant increases in insurance rates.

For 2002, our physical occupancy was 91%, slightly reduced from 92% in 2001, and our Funds From Operations (FFO) were $0.92 per common share as compared to $1.20 per share in 2001. As I write this letter in early March 2003, we continue to experience softness in several of our major markets, and we expect that this trend will continue for the balance of this year. We believe 2004 will be an improved period for the apartment industry if the economy recovers as we expect and as new apartment completions decline.

In light of the current operating atmosphere, and in an effort to maintain shareholder value, our Board of Directors adopted a new common share dividend policy last fall that sets our quarterly distribution at $0.20 per share. This will begin with the April 2003 distribution. We believe this distribution level will be sustainable given our belief that we should be able to generate improvements in earnings in 2004 and beyond. The long-term outlook for the apartment industry is favorable due to job growth prospects, large numbers of echo boomers (children of baby boomers) entering the apartment marketplace, and additional demographic and attitudinal factors concerning apartment living.

Notwithstanding our nation's economic malaise, commercial real estate values have remained strong, primarily as a result of their attractiveness as investments by institutions and private investment groups. We believe that our real estate assets will continue to appreciate in value, and we expect our property values to remain strong throughout an economic recovery as our operating income rises.



Glade M. Knight
*Chairman and Chief Executive Officer*

The value of our company lies not only in our real estate, but also in our people, our processes, and our strategy.

A streamlined property management structure begun a year ago has enhanced operating efficiency and communication among all of our associates. As a result, our properties can respond more rapidly to their changing environments and we can make quicker and better decisions. We are making a concerted effort on the development and training of our associates, and our team now is even more capable, confident and committed to living up to the philosophy ordained by our corporate culture: to deliver on promises. This tenet we do not take lightly.

Unified, directed, comprehensive marketing campaigns are the vanguard of an effort to meet head on the challenge of increasing traffic to our apartment communities by prospective residents. Additionally, these campaigns generate vast amounts of enthusiasm and good will among consumers and our employees. Concurrent with these promotions are tactical "grassroots" marketing efforts being executed at every Cornerstone property in its specific sub-market.

We recognize that, in today's economic environment, it is not enough for us to be good – we must be exceptional. After examining companies renowned for their service levels, we crafted and adopted service standards that we feel set us apart from our peers. The increased volume of testimonials we have received recently from our residents demonstrate that this higher standard has been embraced by every Cornerstone associate. We believe our efforts will be rewarded by both an enhanced reputation and increased retention of current residents.

Our strategy includes preparing for what we believe will be strong demand for apartments in the future. In 2002 we continued to upgrade our real estate portfolio through expansions of existing communities and acquisition of new properties. We also have begun a selective disposition program for non-core assets, and in early 2003 we completed the disposition of one of our older properties for $9 million. We plan to sell several other additional communities during the balance of this year, using the proceeds to reduce debt and repurchase our common stock, which we believe is undervalued at this time.

Although our common share price currently is lower than it has been over the past several years, since our inception in 1993 we have distributed a total of $9.80 in dividends per common share. Since our listing on the New York Stock Exchange in April of 1997, our distributions per common share total $6.72. We remain committed to providing you, our shareholders, strong current income and capital appreciation potential in the years ahead. We believe that our common share price will increase when the economy improves and we regain the ability to raise rental rates at our apartment communities.

In February 2003, we announced a significant transaction to further upgrade our portfolio through a proposed merger of Merry Land Properties, Inc. into a wholly owned subsidiary of Cornerstone. Merry Land's principal assets include four apartment communities in Charleston, South Carolina with 888 apartment homes, and five communities in Savannah, Georgia totaling 1,078 apartment homes. This transaction would increase our total portfolio by about 10%. If approved, the merger would substantially increase our presence in Charleston, where we currently operate two communities, and establish Savannah as a new market for us. Both Charleston and Savannah are strong, quality cities with excellent prospects for both employment and population growth in the years ahead. In addition, some of the Merry Land assets are new Class A communities which I believe are among the highest quality garden apartment properties in the country.

Among Merry Land's other assets are a third-party property management business with excellent growth potential, undeveloped land for future apartment development, and ownership interests in two joint ventures. Of the joint ventures, one owns a 10% stake in an existing apartment community in Melbourne, Florida and the other owns a 35% interest in a Class A apartment property currently being developed in a new Savannah, Georgia growth market.

Total consideration for the proposed Merry Land transaction is $136 million, comprised of the issuance of approximately $42 million in Cornerstone equity and the assumption of $94 million in existing Merry Land debt. The transaction will be structured as a tax-free merger, and it is subject to the approval of Merry Land shareholders and certain other conditions.

Following completion of the merger, which we expect sometime in the second quarter of this year, we will own 90 apartment communities with 23,360 apartment homes in markets throughout the South. More than 85% of those apartment homes will be located in our seven largest markets: Dallas/Fort Worth, Charlotte, Raleigh/Durham, Atlanta, Richmond, Charleston, and Norfolk/Virginia Beach. Each of these markets, along with the entire South, enjoyed high population and employment growth prior to the economic downturn, and we are optimistic that growth levels will improve as the general economy strengthens over time.

It's in these uncertain times that people turn to that which they know: an investment that generates returns and a business they can understand. Our company is both.









Our business is simple but it's not easy. People want to live in a place they are proud to call home, a place where they are treated with dignity and respect, and a place where they receive fair value for the rent that they pay. That's simple. Competing in an economy that is not generating new jobs as it has in the past is not easy. However, we have quality people, processes, and strategies in place, and we remain firmly focused on our mission to be a leading multifamily REIT in the South.

We expect that the coming years will bring stronger revenues and earnings increases as we regain the ability to increase occupancy and rental rates throughout our apartment communities. Your expectations of us are high – they should be. Fortunately, we have in place a team that understands those expectations and is committed to both serving our residents and building shareholder value.

Thank you for your investment in and loyalty to Cornerstone.

Sincerely,

Glade M. Knight
*Chairman and Chief Executive Officer*

[Filed with the Securities and Exchange Commission on March 28, 2003]

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

**Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2002 | Commission File Number 1-12875

# CORNERSTONE REALTY INCOME TRUST, INC.
(Exact name of registrant as specified in its charter)

| Virginia | 54-1589139 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | I.R.S. Employer (Identification Number) |
| 306 East Main Street, Richmond, VA | 23219 |
| (Address of principal executive offices) | (Zip Code) |

(804) 643-1761
(Registrant's telephone number, including area code)

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Shares, no par value | New York Stock Exchange |
| Series A Convertible Preferred Shares, no par value | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**

Common Shares, no par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Based on the closing sales price of June 30, 2002, the aggregate market value of the voting common equity held by non-affiliates of the registrant on such date was $542,537,566.*

On March 7, 2003, there were approximately 49,452,281 outstanding common shares.

---

* In determining this figure, the company has assumed that all of its officers and directors, and persons known to the company to be beneficial owners of more than 5% of the company's common shares, are affiliates. Such assumptions should not be deemed conclusive for any other purpose.

## DOCUMENTS INCORPORATED BY REFERENCE

The portions of the registrant's Proxy Statement for its 2003 Annual Meeting of Shareholders referred to in Part III.

## PART I

### Introduction

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements concerning anticipated improvements in financial operations from completed and planned property renovations. Such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from the results of operations or plans expressed or implied by such forward-looking statements. Such factors include, among other things, unanticipated adverse business developments affecting the company or the apartment communities, as the case may be, adverse changes in the real estate markets and general and local economies and business conditions. Although the company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this annual report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the company or any other person that the results or conditions described in such statements or the objectives and plans of the company will be achieved. In addition, the company's continued qualification as a real estate investment trust ("REIT") involves the application of highly technical and complex provisions of the Internal Revenue Code. Readers should carefully review the company's financial statements and the notes thereto in this regard.

### Item 1. *Business*

#### General

Cornerstone Realty Income Trust, Inc. (together with its subsidiaries, the "company") is a Virginia corporation formed in August 1989. Initial capitalization occurred on August 18, 1992. Operations of rental properties commenced on June 1, 1993. The business of the company is to acquire or develop and operate existing residential apartment communities located in the southern United States. As of December 31, 2002, the company owned 82 apartment communities, which comprised a total of 21,618 apartment homes. The company's apartment communities are located in Georgia, North Carolina, South Carolina, Texas and Virginia. The company's apartment communities are described in Item 2 of this report, which is hereby incorporated herein by reference.

The company, as a general partner, has approximately an 80% interest in Cornerstone NC Operating Limited Partnership. This partnership holds certain apartment communities in North Carolina and was formed by the company and the prior owner, which is a minority limited partner and is not otherwise related to the company.

The company is a self-administered and self-managed REIT headquartered in Richmond, Virginia. The company is a fully integrated real estate organization with expertise in the management, acquisition and renovation of apartment communities.

At December 31, 2002, the company had three divisions (Northern, Southern and Texas). The Northern division has 27 communities, the Southern division has 25 communities, and the Texas division has 30 communities. As of December 31, 2002, the company had approximately 567 employees, including specialists in acquisition, management, marketing, leasing, development, accounting and information systems.

## Operations Management and Segments

A site manager is in charge of each of the company's apartment communities. These site managers report to a regional director who reports to a divisional manager. The company's three divisional managers report to the company's Senior Vice President of Operations who in turn reports to the company's Chief Operating Officer, whom the company considers to be its Chief Operating Decision Maker ("CODM"). The CODM separately evaluates each apartment community's operating results and budgets on a monthly basis with the respective site manager, regional director, divisional manager and Senior Vice President of Operations. As a result of these meetings, changes in marketing strategy, capital allocation and other operating decisions are made. While each site manager, regional director and divisional manager is empowered to make day to day decisions, the CODM ultimately determines the allocation of resources for each individual apartment community through the company's budgeting process, which is developed on an annual basis and updated each month as needed.

The company believes that each apartment community should be viewed as a separate operating segment and that the segments have similar economic characteristics, facilities, services and tenants. The company is in the business of owning and operating apartment communities. Furthermore, the company believes that its apartment communities contain similar economic characteristics and achieve similar long-term financial performance.

*Product Type*—All of the company's real estate is apartment communities. Over 97% of the communities are garden style apartments located in suburban settings.

*Type of Customer*—The average income of the company's tenants is within 85%-110% of the average income for the standard metropolitan area in which the community is located.

*Lease Term*—All of the company's apartment communities lease to their tenants under comparable lease terms, which range from month-to-month to 24-month leases.

No one apartment community contributes 10% or more of the company's revenues, profits or assets. Accordingly, the company believes aggregation of its apartment communities into one reporting segment is appropriate.

## Objective

The company's objective is to increase distributable cash flow and common share value by:

- reducing tenant turnover, maintaining and increasing rental rates, maintaining high economic occupancy rates, making value-enhancing and income-producing capital improvements, and controlling operating costs and capital expenditures at the apartment communities;
- acquiring additional apartment communities at attractive prices that provide the opportunity to improve operating performance through the application of the company's management, marketing, and renovation programs.

## Growth through Management and Leasing Efforts

The company uses property operating income (rental income less property operating expenses) as a measure to evaluate each apartment community's performance, but property operating income should not be deemed to be an alternative to net income, as determined in accordance with generally accepted accounting principles. In addition, the company's calculation of property operating income may not be comparable to similarly entitled measures reported by other companies. The company maintains an intense focus on the operations of its apartment communities to generate consistent, sustained growth in property operating income, which it believes is the key to growing cash available for distribution to shareholders and increasing shareholder value. The company believes that successful implementation of this strategy will allow it to continue to increase its property operating income from its apartment portfolio. Through renovation and enhanced property management of the apartment communities, the company strives to increase cash flows, thereby adding value to the underlying real estate.

The company seeks to increase property operating income through active property management, which includes attempting to keep rental rates at or above market levels, maintaining high economic occupancy through tenant retention, creating a property identity, effectively marketing each apartment community, and controlling property operating expenses at the property level. Property operating expenses include the following expense categories: property and maintenance, taxes and insurance and property management. These categories primarily consist of property taxes and insurance, repairs and maintenance, utilities, payroll costs and advertising and marketing.

Management believes that tenant retention is critical to generating property operating income growth. Tenant retention maintains or increases economic occupancy and minimizes the costs associated with preparing apartments for new occupants. The company employs one person at each apartment community who has a primary focus on tenant retention. The tenant retention specialist's objective is to make tenants feel at home in the community through personal attention, which includes organizing social functions and activities as well as responding promptly to any tenant problems that may arise in conjunction with the apartment or community. The company's philosophy is to market its apartment communities continually to existing tenants in order to achieve a low turnover rate. The company believes that the turnover rate of its apartment communities is in line with the average turnover rate for comparable apartment communities.

Purchase discounts are sought at both the corporate level and locally in those areas where the company has a significant presence. All major contracts for goods and services are re-bid annually to ensure competitive pricing. The company has a preventive maintenance program and the ability to perform work using in-house personnel, which helps the company's efforts to reduce property operating expenses at the apartment communities. For example, the maintenance manager at each property is qualified to perform HVAC and plumbing work which otherwise would be contracted outside the company. In addition, the company passes through expenses to tenants by sub-metering of water and sewer to tenants as permitted by local and state regulations.

### Growth through Acquisitions, Renovations and Expansion

The company also seeks to generate growth in property operating income through acquisitions by: (a) acquiring under-performing assets at less than replacement cost;(b)correcting operational problems; (c) making selected renovations; (d) increasing economic occupancy; (e) raising rental rates; (f) implementing cost controls; and (g) providing enhanced property and centralized management. In markets that it targets for acquisition opportunities, the company attempts to gain a significant local presence in order to achieve operating efficiencies. In analyzing acquisition opportunities, the company considers acquisitions of property portfolios as well as individual properties.

The company analyzes specific criteria in connection with a proposed acquisition. These criteria include: (a) the market in which a property is located and whether it has a diversified economy, stable employment base and increasing average household income; (b) the property's current and projected cash flow and expected ability to increase property operating income; (c) the condition and design of the property and whether the property can benefit from renovations; (d) historical and projected occupancy rates; (e) the geographic location in light of the company's diversification objectives; and (f) the purchase price of the property as it relates to the cost of new construction.

If sufficient tenant demand exists and suitable land is available, the company may construct additional apartment homes on land adjacent to certain apartment communities. The company believes that its successful experience with large-scale property renovation will also permit strategic and cost-effective property expansion. It is the company's policy either to construct additional apartment homes itself or acquire additional apartment homes on a turn-key basis from a third party contractor.

During 2000, the company began development at two apartment communities, Cape Landing and Clarion Crossing, both on existing land owned by the company and adjoining existing apartment communities. The company capitalizes costs incurred during the development of the assets (including interest, property taxes, and other direct and indirect costs) when the development commences and ends when the asset is ready for leasing. Clarion Crossing was completed during 2002.

During 2002, the company completed the acquisition of four apartment communities, comprising 900 apartment homes, for purchase prices totaling $71.1 million. Two of the apartment communities acquired are combined with existing apartment communities owned by the company.

**Operating Partnership**

Effective October 1, 2001, State Street, LLC and State Street I, LLC, each a North Carolina limited liability company (collectively, the "Limited Partners"), and the company, as the sole general partner, formed Cornerstone NC Operating Limited Partnership, a Virginia limited partnership (the "Limited Partnership"). The company has approximately an 80% interest in the Limited Partnership. The Limited Partners are minority limited partners and are not otherwise related to the company. The Limited Partners contributed and agreed to contribute property to the Limited Partnership in exchange for preferred and non-preferred operating partnership units. The non-preferred operating partnership units convert into preferred operating partnership units over time or as certain lease-up and stabilization criteria are met. Beginning October 1, 2002, the Limited Partners became able to elect to redeem a portion of the preferred operating partnership units. If the Limited Partners make the election, the company, at its option, will convert the preferred operating partnership units into either common shares of the company on a one-for-one basis or cash in an amount per unit equal to the closing price of a common share of the company on the exercise date (or other specified price if there is no closing price on that date), subject to anti-dilution adjustments.

During 2002, the construction of 288 apartment homes located in North Carolina were completed and other criteria set forth in the partnership agreement were met. A total of 1,111,875 non-preferred operating partnership units were converted to preferred operating partnership units during 2002. There were 2,374,555 preferred and 319,715 non-preferred operating partnership units at December 31, 2002. As of December 31, 2002, no preferred operating partnership units had been exchanged. In January and March 2003, a total of 887,125 preferred operating partnership units were converted into common shares on a one-for-one basis.

**Financing Policy**

The company's objective is to seek capital as needed at the lowest possible cost. In addition to obtaining capital from future sales of common shares, the company may obtain capital from lines of credit or other secured or unsecured borrowings.

**Secured Debt**

During 2002 and 2001, the company obtained a total of $37.6 million and $206.9 million, respectively, in fixed and variable rate secured financing from three separate commercial lenders. The financings are secured by mortgages on 22 apartment communities. At the request of the lenders, the financings were provided to new wholly-owned subsidiaries of the company, which were formed for the special purpose of receiving the financing proceeds and holding the mortgaged apartment communities. The company continues to manage the apartment communities. All of these financings are reflected on the audited consolidated financial statements of the company.

During 2002, the company entered into a $12.6 million fixed rate mortgage note which bears interest at 6.675% per annum. The mortgage note is payable in monthly installments, including principal and interest, and is secured by one apartment community. The company also entered into a $25 million variable rate mortgage note in conjunction with the acquisition of one apartment community. The mortgage note requires monthly payments of interest only.

The company assumed $16 million in variable rate mortgage notes in conjunction with the acquisition of two apartment communities in 2002. The notes require monthly installments, including principal and interest, and are secured by the two apartment communities.

During 2001, the company entered into $206.9 million in new fixed rate mortgage notes. Interest rates on the mortgage notes range from 6.42% to 7.16%. The notes require monthly installments, including either principal and interest or interest only and are secured by 20 apartment communities.

In conjunction with the acquisition of four apartment communities in 2001, the company assumed $71.9 million in fixed rate mortgage notes. The notes are due in monthly installments, including principal and interest. One of the mortgage notes in the amount of $25.5 million was recorded at a fair value of $25.9 million at the date of assumption. The difference between the fair value and principal balance is being amortized as an adjustment to interest expense over the term of the note. The mortgage note bears interest at a fixed rate of 7.37% per annum, has an effective interest rate of 6.75%, including the effect of the fair value adjustment, and has a maturity date of October 2004. The company assumed $31.2 million in variable rate mortgage notes in conjunction with the acquisition of two apartment communities in 2001. The notes require monthly installments, including principal and interest.

### Unsecured Debt

During December 2002, the company's $50 million unsecured line of credit with a commercial bank was increased to $75 million and the maturity date was extended to March 31, 2003. During 2002, the unsecured line of credit was subject to interest at LIBOR (the London Interbank Offered Rate) plus 90 basis points. The company is obligated to pay the lender a quarterly commitment fee equal to .25% per annum of the unused portion of the line. At December 31, 2002 and 2001, borrowings on the unsecured line of credit were $75 million and $50 million, respectively.

The company's $7.5 million unsecured line of credit for general corporate purposes bears interest at one month LIBOR plus 120 basis points. The maturity date was extended to March 31, 2003. At December 31, 2002 and 2001, borrowings were $2.9 million and $5 million, respectively, under this arrangement.

The company is in the process of negotiating an extension to its lines of credit and intends to replace these lines of credit within the year with a combination of a longer-term secured debt arrangement and a reduced line of credit. The company has over 20 unencumbered apartment communities, which the company has the opportunity to use as collateral for a secured financing arrangement. Given the value of these properties and current financing opportunities available to the company, the company believes it will be able to obtain longer-term secured financing.

### Environmental Matters

In connection with each of its property acquisitions, the company typically obtains a Phase I Environmental Report, and such additional environmental reports and surveys as are necessitated by such preliminary report. Based on such reports, the company is not aware of any environmental situations requiring remediation at its apartment communities which have not been or are not currently being remediated as necessary.

### Additional Information on Policies With Respect to Investments and Certain Other Activities

This section sets forth certain additional information on the general policies of the company with respect to investments and various other activities. In general, the company's board of directors may establish and change investment and other related policies without any shareholder approval. The provisions of the Internal Revenue Code applicable to REITs impose various restrictions on the nature of the investments and activities of the company, and it is the company's intention at all times fully to comply with these REIT tax requirements.

The company currently intends to invest solely in residential apartment communities and assets related to such communities or otherwise related to the management and operation of such properties. The company is permitted to invest in other types of real estate, but has no present intention to do so. The company's geographical focus is in the areas described above. The company may elect to acquire properties in other regions if that action is deemed consistent with the company's business objectives.

The company seeks to acquire properties with a view to both current income and possible capital appreciation. The company seeks to diversify its investment capital among numerous properties so as to avoid the allocation of any significant percentage of total investment to any single property or group of related properties.

The company has no specific limit on the amount of secured or unsecured debt it may incur. As indicated, the company will seek capital as needed at the lowest possible cost, but also has a policy of maintaining debt at a prudent level in relation to total company capitalization and debt service requirements in relation to its income.

As discussed above, the company may directly, or through wholly-owned subsidiaries, own its properties or may, in appropriate cases, acquire interests in joint ventures that own properties. The company's predominant method of financing acquisitions is with cash, which it may obtain through borrowings, sales of its securities, dispositions of other properties, or through other means. However, in suitable situations, the company may use as consideration for property acquisitions its own securities (such as operating partnership units of entities it forms, or its own common or preferred shares).

The company may invest its cash reserves in various types of short-term liquid investments, such as money market funds, prime commercial paper, certificates of deposit or U.S. government securities. The company expects that this temporary investment of cash reserves will be limited to providing a return on cash held for other company purposes, such as property acquisitions and renovations, and does not reflect any intention to engage in the business of investing or trading in securities. The company does not currently intend to invest in real estate mortgages.

The company, acting through its board of directors, is authorized to issue both common shares and preferred shares. In general, both common shares and preferred shares may be issued for such consideration as may be determined by the board of directors without any need for authorization by holders of the common shares. The preferred shares can be issued in one or more series having varying voting rights, redemption and conversion features, distribution rights, preferences, and such other rights, including rights of approval of specified transactions, as may be determined by the board of directors.

As discussed above, in analyzing acquisition opportunities, the company considers acquisitions of property portfolios as well as acquisitions of individual properties. When appropriate, the company will consider the acquisition (by merger, share exchange or similar transaction) of other companies which own properties that are consistent with the company's investment objectives. As appropriate, the company may also seek to provide property management services to properties owned by third parties and to receive property management fees for those services, subject to the REIT provisions of the Internal Revenue Code.

The company has no present intention of making loans to other persons, or underwriting the securities of other companies.

The company has in the past repurchased its common shares in open-market transactions. The company currently has such a common share repurchase program in place and may, in the future, engage in the repurchase of its shares in open-market or other transactions if the company deems such repurchase prudent and consistent with the overall operational objectives of the company.

The company provides additional information on its policies with respect to investments and related activities in both annual and quarterly reports to its security holders, which also include financial statements of the company (and its consolidated subsidiaries) for the relevant periods.

### Potential Acquisition

On February 19, 2003, the company and Merry Land Properties, Inc, entered into a merger agreement in which Merry Land Properties, Inc. will merge into a subsidiary of the company. Merry Land owns interests in nine apartment communities containing approximately 2,000 units in Georgia, South Carolina and Florida. Merry Land shareholders will receive 1.818 common shares of the company and 0.220 shares of the company's non-dividend paying Series B Convertible Preferred Stock for each Merry Land common share. The preferred stock will be convertible into 0.220 common shares of the company upon the completion and lease up of Merry Land's Merritt at Whitemarsh project in Savannah, Georgia or in certain other circumstances. The total value of the common shares to be received by the Merry Land shareholders (including common shares received upon conversion) as of the date of the merger agreement was approximately $42 million. The company will assume approximately $94 million in debt and other liabilities.

## Item 2. *Properties*

As of December 31, 2002, the company owned 82 apartment communities, which comprised a total of 21,618 apartment homes. Those apartment communities were located in Georgia (6 communities), North Carolina (29 communities), South Carolina (5 communities), Texas (30 communities), and Virginia (12 communities).

The following table sets forth specific information regarding the company's apartment communities and their respective apartment homes:

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| Property | Location | Date of Const. | Date Acquired | Encum-brances | Initial Acquisition Cost | Total Investment at 12-31-02(1) | Number of Units | Total Investment Per Unit at 12-31-02 | Average Unit Size (Square Feet) |
|---|---|---|---|---|---|---|---|---|---|
| **Georgia** | | | | | | | | | |
| Ashley Run | Atlanta | 1987 | Apr. 30, 1997 | (10) | $18,000,000 | $21,415,794 | 348 | $61,540 | 1,150 |
| Stone Brook | Atlanta | 1986 | Oct. 31, 1997 | (10) | 7,850,000 | 9,687,862 | 188 | 51,531 | 937 |
| Carlyle Club | Atlanta | 1974 | Apr. 30, 1997 | — | 11,580,000 | 14,525,388 | 243 | 59,775 | 1,089 |
| Dunwoody Springs | Atlanta | 1981 | July 25, 1997 | — | 15,200,000 | 21,485,391 | 350 | 61,387 | 948 |
| Poplar Place | Atlanta | 1989/1995 | Sept. 7, 2001 | 25,336,579 | 34,650,000 | 38,133,315 | 524 | 72,774 | 1,079 |
| Spring Lake | Atlanta | 1986 | Aug. 12, 1998 | (10) | 9,000,000 | 10,524,725 | 188 | 55,983 | 1,009 |
| **North Carolina** | | | | | | | | | |
| The Meadows | Asheville | (6) | (6) | — | 17,836,000 | 19,695,485 | 392 | 50,244 | 1,033 |
| Beacon Hill | Charlotte | 1985 | May 1, 1996 | — | 13,579,203 | 16,856,362 | 349 | 48,299 | 734 |
| Bridgetown Bay | Charlotte | 1986 | Apr. 1, 1996 | — | 5,025,000 | 6,358,991 | 120 | 52,992 | 867 |
| Charleston Place | Charlotte | 1986 | May 13, 1997 | (10) | 9,475,000 | 10,902,635 | 214 | 50,947 | 806 |
| Greystone Crossing | Charlotte | 1998/2000 | May 8, 2000 | — | 26,800,000 | 27,839,862 | 408 | 68,235 | 927 |
| Heatherwood | Charlotte | (3) | (3) | 16,250,000 | 17,630,457 | 27,355,887 | 476 | 57,470 | 1,186 |
| Meadow Creek | Charlotte | 1984 | May 31, 1996 | 9,470,146 | 11,100,000 | 13,851,671 | 250 | 55,407 | 860 |
| Paces Glen | Charlotte | 1986 | July 19, 1996 | — | 7,425,000 | 8,795,957 | 172 | 51,139 | 907 |
| Legacy Park | Charlotte | 2001 | Oct. 1, 2001 | 16,075,948 | 21,888,522 | 22,510,915 | 288 | 78,163 | 1,004 |
| Timber Crest | Charlotte | 2000 | Oct. 1, 2001 | 15,157,240 | 19,076,149 | 19,915,600 | 282 | 70,623 | 983 |
| Summerwalk | Charlotte | 1983 | May 1, 1996 | 6,000,000 | 5,660,000 | 8,125,758 | 160 | 50,786 | 963 |
| Stone Point | Charlotte | 1986 | Jan. 15, 1998 | (10) | 9,700,000 | 10,656,745 | 192 | 55,504 | 848 |
| The Enclave at South Tryon | Charlotte | 2002 | Dec. 2, 2002 | — | 16,100,000 | 16,207,126 | 216 | 75,033 | 1,093 |
| Deerfield | Durham | 1985 | Nov. 1, 1996 | 10,092,272 | 10,675,000 | 11,917,526 | 204 | 58,419 | 888 |
| The Landing | Durham | 1984 | May 1, 1996 | — | 8,345,000 | 10,621,149 | 200 | 53,106 | 960 |
| Parkside at Woodlake | Durham | 1996 | Aug. 31, 1996 | — | 14,663,886 | 15,956,438 | 266 | 59,987 | 865 |
| Signature Place | Greenville | 1981 | Aug. 1, 1996 | — | 5,462,948 | 7,792,617 | 171 | 45,571 | 1,037 |
| Highland Hills | Carrboro | 1987 | Sept. 27, 1996 | 14,679,353 | 12,100,000 | 15,428,857 | 264 | 58,443 | 1,000 |
| Clarion Crossing | Raleigh | 1972 | Sept. 30, 1997 | — | 10,600,000 | 15,023,387 | 260 | 57,782 | 803 |
| Remington Place | Raleigh | 1985 | Oct. 31, 1997 | (10) | 7,900,000 | 9,110,213 | 136 | 66,987 | 1,098 |
| St. Regis | Raleigh | 1986 | Oct. 31, 1997 | (10) | 9,800,000 | 11,256,464 | 180 | 62,536 | 840 |
| The Trestles | Raleigh | 1987 | Dec. 30, 1994 | — | 10,350,000 | 12,158,378 | 280 | 43,423 | 776 |
| The Timbers | Raleigh | 1983 | June 4, 1998 | — | 8,100,000 | 9,267,526 | 176 | 52,656 | 745 |
| Trinity Commons | Raleigh | (9) | (9) | 28,162,657 | 37,805,886 | 38,858,177 | 462 | 84,109 | 953 |
| Glen Eagles | Winston-Salem | (7) | (7) | — | 16,887,653 | 18,663,811 | 310 | 60,206 | 978 |
| Mill Creek | Winston-Salem | 1984 | Sept. 1, 1995 | — | 8,550,000 | 10,234,083 | 220 | 46,519 | 897 |
| Pinnacle Ridge | Asheville | 1951 | Apr. 1, 1998 | 4,942,448 | 5,731,150 | 7,330,320 | 168 | 43,633 | 885 |
| Autumn Park | Greensboro | 2001 | Oct. 1, 2001 | 14,905,905 | 20,074,327 | 20,615,796 | 264 | 78,090 | 983 |
| St. Andrews | Wilmington | (8) | (8) | 18,449,688 | 27,369,289 | 28,321,464 | 390 | 72,619 | 903 |
| **South Carolina** | | | | | | | | | |
| Westchase | Charleston | 1985 | Jan. 15, 1997 | (10) | 11,000,000 | 14,247,123 | 352 | 40,475 | 706 |
| Hampton Pointe | Charleston | 1986 | Mar. 31, 1998 | (10) | 12,225,000 | 16,309,580 | 304 | 53,650 | 1,035 |
| The Arbors at Windsor Lake | Columbia | 1991 | Jan. 1, 1997 | (10) | 10,875,000 | 12,235,264 | 228 | 53,663 | 966 |
| Stone Ridge | Columbia | 1975 | Dec. 8, 1993 | — | 3,325,000 | 6,574,950 | 191 | 34,424 | 1,047 |
| Cape Landing | Myrtle Beach | 1997/1998 | Oct. 16, 1998 | — | 17,100,000 | 21,094,910 | 288 | 73,246 | 933 |

| Property | Location | Date of Const. | Date Acquired | Encum-brances | Initial Acquisition Cost | Total Investment at 12-31-02(1) | Number of Units | Total Investment Per Unit at 12-31-02 | Average Unit Size (Square Feet) |
|---|---|---|---|---|---|---|---|---|---|
| **Virginia** | | | | | | | | | |
| Trophy Chase | Charlottesville | (5) | (5) | 15,000,000 | 12,628,991 | 18,952,592 | 425 | 44,594 | 803 |
| Greenbrier | Fredericksburg | 1980 | Oct. 1, 1996 | 12,667,462 | 11,099,525 | 12,827,709 | 258 | 49,720 | 851 |
| Tradewinds | Hampton | 1988 | Nov. 1, 1995 | 10,961,274 | 10,200,000 | 12,447,063 | 284 | 43,828 | 930 |
| Ashley Park | Richmond | 1988 | March 1, 1996 | 9,500,000 | 12,205,000 | 13,847,715 | 272 | 50,911 | 765 |
| Hampton Glen | Richmond | 1986 | Aug. 1, 1996 | 12,519,699 | 11,599,931 | 13,748,351 | 232 | 59,260 | 788 |
| Trolley Square | Richmond | (4) | (4) | 9,500,000 | 10,242,575 | 14,407,103 | 325 | 44,330 | 589 |
| The Gables | Richmond | 1987 | July 2, 1998 | 8,000,000 | 11,500,000 | 13,418,181 | 224 | 59,903 | 700 |
| Chase Gayton | Richmond | 1984 | June 21, 2001 | 15,711,709 | 21,175,000 | 21,951,892 | 328 | 66,927 | 949 |
| Waterford | Richmond | 1989 | Dec. 10, 2001 | 16,731,009 | 22,500,000 | 23,488,236 | 312 | 75,283 | 995 |
| Arbor Trace | Virginia Beach | 1985 | Mar. 1, 1996 | 5,000,000 | 5,000,000 | 6,348,484 | 148 | 42,895 | 850 |
| Harbour Club | Virginia Beach | 1988 | May 1, 1994 | 8,420,136 | 5,250,000 | 7,281,422 | 214 | 34,025 | 813 |
| Mayflower Seaside | Virginia Beach | 1950 | Oct. 26, 1993 | 10,500,000 | 7,634,144 | 12,605,145 | 263 | 47,928 | 698 |
| **Texas** | | | | | | | | | |
| Brookfield | Dallas | 1984 | July 23, 1999 | — | 8,014,533 | 8,032,215 | 232 | 34,622 | 714 |
| Toscana | Dallas | 1986 | July 23, 1999 | 5,250,000 | 7,334,023 | 7,585,703 | 192 | 39,509 | 601 |
| Paces Cove | Dallas | 1982 | July 23, 1999 | 11,025,462 | 11,712,879 | 12,522,792 | 328 | 38,179 | 670 |
| Timberglen | Dallas | 1984 | July 23, 1999 | 9,500,000 | 13,220,605 | 14,211,159 | 304 | 46,747 | 728 |
| Summer Tree | Dallas | 1980 | July 23, 1999 | 7,699,830 | 7,724,156 | 8,714,178 | 232 | 37,561 | 575 |
| Devonshire | Dallas | 1978 | July 23, 1999 | 3,676,401 | 7,564,892 | 8,339,295 | 144 | 57,912 | 876 |
| The Courts at Pear Ridge | Dallas | 1988 | July 23, 1999 | 10,506,542 | 11,843,691 | 12,250,347 | 242 | 50,621 | 774 |
| Eagle Crest | Dallas | 1983 | July 23, 1999 | 15,000,000 | 21,566,317 | 22,690,023 | 484 | 46,880 | 887 |
| Remington Hills | Dallas | 1984 | July 23, 1999 | 14,250,000 | 20,921,219 | 26,203,409 | 362 | 72,385 | 957 |
| Estrada Oaks | Dallas | 1983 | July 23, 1999 | 9,332,110 | 10,786,882 | 11,525,977 | 248 | 46,476 | 771 |
| Aspen Hills | Dallas | 1979 | July 23, 1999 | — | 7,223,722 | 7,932,095 | 240 | 33,050 | 671 |
| Mill Crossing | Dallas | 1979 | July 23, 1999 | — | 5,269,792 | 5,722,453 | 184 | 31,100 | 691 |
| Polo Run | Dallas | 1984 | July 23, 1999 | — | 7,556,647 | 9,156,166 | 224 | 40,876 | 854 |
| Cottonwood | Dallas | 1985 | July 23, 1999 | 5,979,326 | 6,271,756 | 7,390,949 | 200 | 36,955 | 751 |
| Burney Oaks | Dallas | 1985 | July 23, 1999 | 8,416,910 | 9,965,236 | 10,957,214 | 240 | 45,655 | 794 |
| Copper Crossing | Dallas | 1980/1981 | July 23, 1999 | — | 11,776,983 | 12,992,244 | 400 | 32,481 | 739 |
| Arbors on Forest Ridge | Dallas | 1986 | July 23, 1999 | 6,250,000 | 9,573,954 | 10,032,884 | 210 | 47,776 | 804 |
| Park Village | Dallas | 1983 | July 23, 1999 | 8,444,974 | 8,224,541 | 9,006,480 | 238 | 37,842 | 647 |
| Wildwood | Dallas | 1984 | July 23, 1999 | 3,357,507 | 4,471,294 | 4,829,325 | 120 | 40,244 | 755 |
| Main Park | Dallas | 1984 | July 23, 1999 | 8,359,206 | 9,082,967 | 9,613,209 | 192 | 50,069 | 939 |
| Paces Point | Dallas | 1985 | July 23, 1999 | 7,423,665 | 12,980,245 | 13,728,832 | 300 | 45,763 | 762 |
| Silverbrook I | Dallas | 1982 | July 23, 1999 | 15,442,245 | 15,709,893 | 17,919,947 | 472 | 37,966 | 842 |
| Silverbrook II | Dallas | 1984 | July 23, 1999 | 2,826,803 | 5,808,250 | 6,447,201 | 170 | 37,925 | 741 |
| Grayson II | Dallas | 1986 | July 23, 1999 | 6,227,327 | 12,210,121 | 12,905,231 | 250 | 51,621 | 850 |
| Grayson I | Dallas | 1985 | July 23, 1999 | 6,526,941 | 9,948,959 | 12,126,919 | 200 | 60,635 | 840 |
| Cutter's Point | Dallas | 1978 | July 23, 1999 | 6,250,000 | 9,859,840 | 11,284,174 | 196 | 57,572 | 1,010 |
| Windsor Heights | Dallas | 1997 | Dec. 23, 2002 | 25,000,000 | 29,000,000 | 29,239,938 | 396 | 73,838 | 1,167 |
| The Meridian | Austin | 1988 | July 23, 1999 | 2,823,884 | 7,539,224 | 8,621,023 | 200 | 43,105 | 741 |
| Canyon Hills | Austin | 1996 | July 23, 1999 | 12,592,947 | 12,512,502 | 12,892,928 | 229 | 56,301 | 799 |
| Sierra Ridge | San Antonio | 1981 | July 23, 1999 | 4,750,000 | 6,624,666 | 8,530,908 | 230 | 37,091 | 751 |
| Total | | | | $604,445,605 | $1,009,850,425 | $1,162,592,613 | 21,618 | $53,779 | |

Notes to table of apartment communities:

(1) "Total Investment" includes the purchase price of the apartment community plus real estate commissions, closing costs and improvements capitalized since the community's date of acquisition, excluding apartment communities acquired as part of the acquisition of Apple Residential Income Trust, Inc. in a merger transaction in 1999. The Apple apartment communities include the allocated purchase price at the time of the merger and improvements capitalized since the merger.
(2) An open item denotes that the company did not own the property during the period indicated.
(3) Heatherwood Apartments is comprised of Heatherwood (completed in 1980) and Italian Village and Villa Marina Apartments (completed in 1980), acquired in September 1996 and August 1997, respectively, at a cost of $10.2 million and $7.4 million. They are adjoining properties and are operated as one apartment community.
(4) Trolley Square Apartments is comprised of Trolley Square East Apartments (completed in 1965) and Trolley Square West Apartments (completed in 1964) acquired in June 1996 and December 1996, respectively, at a cost of $6.0 million and $4.2 million. They are adjacent properties and are operated as one apartment community.
(5) Trophy Chase is comprised of Trophy Chase (completed in 1970) and Hunter's Creek (completed in 1970) acquired in April 1996 and July 1999, respectively, at a cost of $3.7 million and $8.9 million.
(6) The Meadows is comprised of The Meadows (completed in 1974), the Enclave (completed in 2000) and Phase II Enclave (completed in 2001) acquired in January 1996, March 2000 and May 2001, respectively, at a cost of $6.2 million, $8.8 million and $2.9 million.
(7) Glen Eagles is comprised of Glen Eagles (completed in 1990) and Prestwick (completed in 2000) acquired in October 1995 and September 2000, respectively, at a cost of $7.3 million and $9.6 million.
(8) St. Andrews is comprised of St. Andrews (completed in 1998) and St. Andrews II (completed in 2002) acquired in October 2001 and March 2002, respectively, at a cost of $17.1 million and $10.3 million.
(9) Trinity Commons is comprised of Trinity Commons (completed in 2000) and Trinity Commons II (completed in 2002) acquired in October 2001 and July 2002, respectively, at a cost of $22.1 million and $15.7 million.
(10) $73.5 million of secured debt secured by 10 properties which are individually noted.

The following table sets forth occupancy rates and average rental rates for the company's apartment communities:

| Property | Occupancy Rates(2) | | | | | December Average Rental Rate(3) | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 | 2002 | 2001 | 2000 | 1999 | 1998 |
| **Georgia** | | | | | | | | | | |
| Ashley Run | 82% | 88% | 92% | 91% | 92% | $757 | $817 | $822 | $781 | $743 |
| Stone Brook | 85% | 88% | 91% | 92% | 89% | 680 | 741 | 733 | 703 | 656 |
| Carlyle Club | 86% | 88% | 92% | 93% | 92% | 763 | 783 | 802 | 768 | 730 |
| Dunwoody Springs | 91% | 93% | 93% | 94% | 92% | 709 | 763 | 760 | 725 | 681 |
| Poplar Place | 86% | 89% | — | — | — | 709 | 776 | — | — | — |
| Spring Lake | 88% | 90% | 91% | 91% | 94% | 705 | 745 | 728 | 693 | 646 |
| **North Carolina** | | | | | | | | | | |
| The Meadows | 93% | 93% | 94% | 95% | 95% | 679 | 688 | 673 | 649 | 620 |
| Beacon Hill | 87% | 90% | 91% | 91% | 94% | 567 | 623 | 632 | 619 | 587 |
| Bridgetown Bay | 91% | 87% | 90% | 94% | 95% | 605 | 617 | 668 | 677 | 631 |
| Charleston Place | 88% | 89% | 91% | 91% | 93% | 575 | 621 | 638 | 634 | 613 |
| Greystone Crossing | 81% | 91% | 86% | — | — | 662 | 660 | 695 | — | — |
| Heatherwood | 85% | 91% | 92% | 92% | 91% | 635 | 658 | 657 | 649 | 609 |
| Meadow Creek | 79% | 89% | 88% | 89% | 91% | 591 | 620 | 652 | 636 | 620 |
| Paces Glen | 90% | 89% | 88% | 92% | 94% | 607 | 643 | 677 | 658 | 640 |
| Legacy Park | 88% | 78% | — | — | — | 761 | 834 | — | — | — |
| Timber Crest | 85% | 85% | — | — | — | 673 | 763 | — | — | — |
| Summerwalk | 89% | 89% | 94% | 95% | 94% | 615 | 646 | 668 | 656 | 626 |
| Stone Point | 83% | 90% | 93% | 93% | 94% | 628 | 672 | 687 | 666 | 631 |
| The Enclave at South Tryon | 84% | — | — | — | — | 830 | — | — | — | — |
| Deerfield | 93% | 95% | 94% | 94% | 92% | 787 | 812 | 793 | 757 | 754 |
| The Landing | 88% | 96% | 94% | 94% | 93% | 649 | 714 | 697 | 669 | 650 |
| Parkside at Woodlake | 87% | 91% | 93% | 90% | 88% | 697 | 732 | 732 | 713 | 686 |
| Signature Place | 88% | 92% | 95% | 93% | 94% | 588 | 600 | 595 | 568 | 533 |
| Highland Hills | 92% | 96% | 95% | 91% | 96% | 837 | 869 | 842 | 816 | 767 |
| Clarion Crossing | 86% | 92% | 92% | 90% | 93% | 652 | 591 | 592 | 579 | 558 |
| Remington Place | 88% | 91% | 92% | 92% | 93% | 717 | 802 | 795 | 782 | 758 |
| St. Regis | 86% | 89% | 95% | 92% | 93% | 654 | 716 | 733 | 700 | 686 |
| The Trestles | 89% | 86% | 90% | 93% | 92% | 595 | 620 | 621 | 607 | 589 |
| The Timbers | 88% | 90% | 89% | 93% | 92% | 590 | 655 | 651 | 638 | 614 |
| Trinity Commons | 74% | 90% | — | — | — | 778 | 1,859 | — | — | — |
| Glen Eagles | 86% | 87% | 87% | 87% | 93% | 647 | 671 | 701 | 670 | 683 |
| Mill Creek | 89% | 89% | 87% | 89% | 94% | 576 | 590 | 597 | 585 | 592 |
| Pinnacle Ridge | 96% | 96% | 94% | 95% | 95% | 619 | 607 | 588 | 563 | 528 |
| Autumn Park | 90% | 93% | — | — | — | 771 | 804 | — | — | — |
| St. Andrews | 81% | 94% | — | — | — | 690 | 685 | — | — | — |
| **South Carolina** | | | | | | | | | | |
| Westchase | 91% | 93% | 91% | 96% | 96% | 591 | 599 | 594 | 589 | 551 |
| Hampton Pointe | 89% | 86% | 92% | 97% | 98% | 678 | 699 | 701 | 681 | 606 |
| The Arbors at Windsor Lake | 93% | 90% | 94% | 90% | 94% | 676 | 675 | 653 | 661 | 668 |
| Stone Ridge | 83% | 83% | 90% | 91% | 93% | 567 | 584 | 581 | 578 | 542 |
| Cape Landing | 89% | 90% | 92% | 93% | 84% | 638 | 658 | 658 | 662 | 666 |
| **Virginia** | | | | | | | | | | |
| Trophy Chase | 92% | 93% | 92% | 91% | 94% | 712 | 707 | 673 | 625 | 253 |
| Greenbrier | 95% | 98% | 97% | 95% | 97% | 821 | 771 | 719 | 681 | 648 |
| Tradewinds | 97% | 91% | 93% | 94% | 92% | 747 | 717 | 687 | 655 | 624 |
| Ashley Park | 94% | 93% | 94% | 94% | 95% | 680 | 679 | 657 | 629 | 606 |
| Hampton Glen | 92% | 93% | 93% | 93% | 94% | 768 | 767 | 751 | 716 | 677 |
| Trolley Square | 94% | 96% | 97% | 91% | 95% | 663 | 678 | 650 | 612 | 561 |
| The Gables | 91% | 88% | 92% | 92% | 94% | 719 | 716 | 702 | 654 | 600 |
| Chase Gayton | 91% | 93% | — | — | — | 769 | 759 | — | — | — |
| Waterford | 89% | 96% | — | — | — | 768 | 603 | — | — | — |
| Arbor Trace | 95% | 90% | 90% | 93% | 91% | 729 | 679 | 686 | 652 | 590 |
| Harbour Club | 97% | 90% | 92% | 92% | 91% | 724 | 702 | 686 | 654 | 589 |
| Mayflower Seaside | 97% | 97% | 95% | 92% | 95% | 849 | 787 | 758 | 761 | 715 |

| Property | Occupancy Rates(2) | | | | | December Average Rental Rate(3) | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 | 2002 | 2001 | 2000 | 1999 | 1998 |
| Texas | | | | | | | | | | |
| Brookfield | 92% | 96% | 94% | 93% | — | 607 | 609 | 581 | 552 | — |
| Toscana | 88% | 91% | 94% | 97% | — | 560 | 578 | 571 | 546 | — |
| Paces Cove | 84% | 88% | 91% | 91% | — | 600 | 625 | 595 | 570 | — |
| Timberglen | 83% | 88% | 91% | 92% | — | 626 | 652 | 639 | 611 | — |
| Summer Tree | 90% | 92% | 96% | 90% | — | 529 | 564 | 552 | 524 | — |
| Devonshire | 85% | 90% | 90% | 95% | — | 744 | 746 | 727 | 670 | — |
| The Courts at Pear Ridge | 90% | 95% | 95% | 94% | — | 710 | 727 | 710 | 684 | — |
| Eagle Crest | 89% | 92% | 91% | 89% | — | 665 | 694 | 682 | 643 | — |
| Remington Hills | 86% | 88% | 91% | 89% | — | 838 | 852 | 843 | 805 | — |
| Estrada Oaks | 89% | 93% | 90% | 93% | — | 666 | 662 | 643 | 629 | — |
| Aspen Hills | 90% | 92% | 90% | 90% | — | 576 | 569 | 550 | 534 | — |
| Mill Crossing | 90% | 90% | 91% | 91% | — | 575 | 565 | 548 | 536 | — |
| Polo Run | 92% | 93% | 96% | 90% | — | 667 | 661 | 641 | 618 | — |
| Cottonwood | 87% | 93% | 94% | 96% | — | 639 | 596 | 578 | 540 | — |
| Burney Oaks | 91% | 90% | 93% | 95% | — | 685 | 691 | 678 | 639 | — |
| Copper Crossing | 89% | 92% | 87% | 90% | — | 544 | 537 | 520 | 506 | — |
| Arbors on Forest Ridge | 89% | 89% | 91% | 91% | — | 660 | 684 | 664 | 650 | — |
| Park Village | 92% | 96% | 95% | 92% | — | 574 | 599 | 569 | 542 | — |
| Wildwood | 91% | 93% | 88% | 92% | — | 670 | 685 | 662 | 658 | — |
| Main Park | 95% | 95% | 98% | 97% | — | 788 | 815 | 779 | 733 | — |
| Paces Point | 87% | 94% | 93% | 97% | — | 668 | 699 | 669 | 624 | — |
| Siverbrook I | 87% | 91% | 94% | 95% | — | 620 | 626 | 598 | 559 | — |
| Silverbrook II | 89% | 90% | 92% | 96% | — | 579 | 578 | 557 | 512 | — |
| Grayson II | 89% | 92% | 93% | 94% | — | 761 | 762 | 740 | 693 | — |
| Grayson I | 92% | 94% | 94% | 93% | — | 750 | 743 | 728 | 691 | — |
| The Meridian | 92% | 95% | 97% | 98% | — | 644 | 691 | 664 | 612 | — |
| Canyon Hills | 88% | 93% | 97% | 98% | — | 740 | 809 | 784 | 730 | — |
| Cutter's Point | 85% | 91% | 95% | 95% | — | 806 | 832 | 785 | 720 | — |
| Sierra Ridge | 90% | 88% | 90% | 90% | — | 555 | 536 | 524 | 509 | — |
| Windsor Heights | (4) | — | — | — | — | 917 | — | — | — | — |
| | 89% | 91% | 92% | 92% | 93% | $683 | $797 | $671 | $644 | $619 |

Notes to table of occupancy rates and average rental rates:

(1) An open item denotes that the company did not own the property during the period indicated.

(2) Economic occupancy percentage reflects scheduled rent divided by gross potential rent.

(3) Average rent per month reflects December's monthly gross potential rent divided by the property's number of units.

(4) This property was acquired in late December 2002, and therefore economic occupancy percentage was not available.

Item 3. *Legal Proceedings*

Neither the company nor any of its apartment communities is presently subject to any material litigation nor, to the company's knowledge, is any litigation threatened against the company or any of the apartment communities, other than routine actions arising in the ordinary course of business, some of which are expected to be covered by liability insurance and all of which collectively are not expected to have a material adverse effect on the business or financial condition or results of operations of the company.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

## PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Common Shares

The company's common shares are traded on the New York Stock Exchange ("NYSE"). The common shares were listed on the NYSE under the symbol "TCR" on April 18, 1997. Before that date, there was no active trading market for the common shares. The following table sets forth the high and low sale prices on the NYSE for the common shares (as reported by the NYSE) and the cash distributions declared and paid for each quarterly period indicated. On March 7, 2003, the last reported sale price on the NYSE was $7.00 per common share.

| | High | Low | Cash Distribution per Common Share |
|---|---|---|---|
| 2001 | | | |
| First Quarter | $11.25 | $10.30 | $0.28 |
| Second Quarter | 11.60 | 10.20 | 0.28 |
| Third Quarter | 11.45 | 10.50 | 0.28 |
| Fourth Quarter | 11.55 | 10.51 | 0.28 |
| 2002 | | | |
| First Quarter | $11.65 | $10.51 | $0.28 |
| Second Quarter | 11.58 | 10.75 | 0.28 |
| Third Quarter | 11.20 | 8.75 | 0.28 |
| Fourth Quarter | 9.00 | 6.51 | 0.28 |

Distributions of $53.5 million and $45.9 million were made to the shareholders during 2002 and 2001, respectively.

The timing and amounts of distributions to shareholders are within the discretion of the company's board of directors. Future distributions will depend on the company's results of operations, cash flow from operations, economic conditions and other factors, such as working capital, cash requirements to fund investing and financing activities, capital expenditure requirements, including improvements to and expansions of properties and the acquisition of additional properties, as well as the distribution requirements under federal income tax provisions for qualification as a REIT. The company's distributions to its shareholders also may be limited by the agreements pertaining to the company's unsecured lines of credit.

On October 7, 2002, the company announced that, effective April 2003, its common share dividend policy will be to pay a regular quarterly cash dividend of $.20 per common share. For 2003, common share distributions would be reduced as a result of this policy by approximately $11.6 million based on the outstanding common shares at December 31, 2002.

For federal income tax purposes, distributions paid to common shareholders may consist of ordinary income, capital gains distributions, non-taxable return of capital, or a combination thereof. Distributions constitute ordinary income to the extent of the company's current and accumulated earnings and profits. Distributions which exceed the company's current and accumulated earnings and profits constitute a return of capital rather than a dividend to the extent of a shareholder's basis in his common shares and reduce the shareholder's basis in the common shares. To the extent that a distribution exceeds both the company's current and accumulated earnings and profits and the shareholder's basis in his common shares, it is generally treated as gain from the sale or exchange of that shareholder's common shares. The company notifies shareholders annually as to the taxability of distributions paid during the preceding year. In 2002, approximately 70.2% of distributions on common shares represented a return of capital and 29.8% represented ordinary income.

The company has a Dividend Reinvestment and Share Purchase Plan (as amended, the "Plan") which allows any record holder to reinvest distributions without payment of any brokerage commissions or other fees. Of the total proceeds raised from common shares during the years ended December 31, 2002, 2001, and 2000, $6.8 million, $6.5 million, and $6.1 million, respectively, were provided through the reinvestment of distributions.

In addition, the Plan has a direct purchase feature in which investors may acquire common shares by making cash payments without payment of any brokerage commissions or other fees. During 2002 and 2001, direct purchases accounted for $0.8 million and $0.5 million, respectively, of the proceeds raised under the Plan.

In September 2000, the Board of Directors authorized the repurchase of up to an additional $50 million of the company's common shares. Under this authorization, the company has, as of December 31, 2002, repurchased 1.9 million common shares at an average price of $10.85 per share for a total cost of $21.1 million. For the year ended December 31, 2002, the company repurchased 35,800 common shares at an average price of $10.25 per share for a total cost of $0.4 million.

On March 7, 2003, the company's common shares were held by 1,259 shareholders of record.

**Preferred Shares**

The company issued Series A Convertible Preferred Shares in July 1999. The company imputed dividends calculated as the present value difference between the perpetual preferred stock distribution and the stated distribution rate. The imputed dividend is reflected as additional non-cash preferred stock distributions. The company declared and paid total distributions of $2.3752 per share on the Series A Convertible Preferred Shares during 2002.

On April 18, 2001, the company completed a tender offer for the company's outstanding Series A Convertible Preferred Shares ("Exchange Offer"). A total of 12.5 million preferred shares were tendered, representing 99% of the issued and outstanding preferred shares. Of the preferred shares tendered, the holders of 0.7 million such shares received two common shares for each preferred share and the holders of 11.7 million shares received one common share and $12.25 in cash for each preferred share. The company issued a total of 13.2 million common shares and paid $143.8 million in cash in exchange for all of the preferred shares tendered in the Exchange Offer. The difference between the total consideration given and the carrying value of the preferred shares totaled approximately $27.5 million, including direct transaction expenses, and is included on the statement of operations as a reduction to arrive at net loss available to common shareholders. The preferred shares were listed on the New York Stock Exchange on August 7, 2001 and trade under the symbol "TCR-PR." At December 31, 2002, a total of 127,380 preferred shares remained outstanding.

**Item 6.** ***Selected Financial Data***

The following table sets forth selected consolidated financial and other information as of and for each of the years in the five-year period ended December 31, 2002. The table should be read in conjunction with our consolidated financial statements and the notes thereto, and Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this Report.

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| | (in thousands, except per share data and apartment communities owned) | | | | |
| **Operating Results** | | | | | |
| Rental and property income | $ 162,718 | $ 152,668 | $ 146,555 | $121,087 | $ 88,752 |
| Income before gain on sales of investments and minority interest of unit holders in operating partnership | 184 | 17,997 | 35,214 | 30,122 | 23,225 |
| Gain on sales of investments | — | — | 22,930 | — | — |
| Net income | 220 | 17,990 | 58,144 | 30,037 | 23,211 |
| Distributions to preferred shareholders | 303 | 7,698 | 30,305 | 12,323 | — |
| Excess consideration paid over book value to preferred shareholders | — | 27,492 | — | — | — |
| Net (loss) income available to common shareholders | (83) | (17,200) | 27,839 | 17,714 | 23,211 |
| Distributions to common shareholders | 53,482 | 45,905 | 40,251 | 42,050 | 38,318 |
| **Per Share** | | | | | |
| Net (loss) income per common share | $ 0.00 | $ (0.40) | $ 0.77 | $ 0.45 | $ 0.62 |
| Distributions per preferred share | $ 2.38 | $ 2.31 | $ 2.19 | $ 0.97 | — |
| Distributions per common share | $ 1.12 | $ 1.12 | $ 1.10 | $ 1.07 | $ 1.03 |
| Distributions representing return of capital | 70% | 32% | 41% | 11% | 20% |
| Weighted average common shares outstanding-basic | 48,068 | 43,450 | 36,081 | 39,183 | 37,631 |
| **Balance Sheet Data** | | | | | |
| Investment in rental property-gross | $1,162,592 | $1,073,802 | $ 868,891 | $919,129 | $587,438 |
| Total assets | $1,014,847 | $ 980,691 | $ 799,781 | $869,265 | $552,348 |
| Notes payable-unsecured | $ 77,913 | $ 55,000 | $ 13,210 | $157,500 | $201,893 |
| Notes payable-secured | $ 604,446 | $ 554,600 | $ 245,423 | $105,046 | |
| Shareholders' equity | $ 287,074 | $ 333,834 | $ 522,002 | $574,365 | $339,171 |
| Common shares outstanding | 48,361 | 47,665 | 34,926 | 38,712 | 39,114 |
| **Other Data** | | | | | |
| Cash flow from: | | | | | |
| Operating activities | $ 46,815 | $ 51,836 | $ 53,913 | $ 63,010 | $ 45,028 |
| Investing activities | $ (36,471) | $ (79,796) | $ 50,254 | $ (31,144) | $ (97,863) |
| Financing activities | $ (17,620) | $ 32,475 | $(116,294) | $ (18,187) | $ 50,912 |
| Number of apartment communities owned at year-end | 82(a) | 80(b) | 72 | 87 | 58 |
| **Funds from operations calculation** | | | | | |
| Net income | $ 220 | $ 17,990 | $ 58,144 | $ 30,037 | $ 23,211 |
| Adjustments: | | | | | |
| Gain on sales of investments | — | — | (22,930) | — | — |
| Depreciation of rental property | 46,021 | 39,999 | 36,295 | 29,310 | 20,741 |
| Minority interest of unit holders in operating partnership | (36) | — | — | | — |
| Other | — | — | — | 141 | 15 |
| Funds from operations (c) | $ 46,205 | $ 57,989 | $ 71,509 | $ 59,488 | $ 43,967 |

(a) The company purchased four apartment communities of which two apartment communities are combined with two existing apartment communities.

(b) The company purchased ten apartment communities of which one apartment community is combined with an existing apartment community and two are adjacent to each other and are operated as one apartment community.

(c) Funds from Operations (FFO) is defined as net income (computed in accordance with generally accepted accounting principles) excluding gains and (losses) from sales of depreciable property, minority interest of unit holders in operating partnerships, plus depreciation. This definition conforms with the National Association of Real Estate Investment Trust's (NAREIT) definition issued in October 1999 which was effective beginning January 1, 2000. The company's management believes that FFO provides investors with an understanding of the company's ability to incur and service debt and make capital expenditures. The company considers FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the company's activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs. In addition, there can be no assurance that the company's basis for computing FFO is comparable with that of other real estate investment trusts.

## Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

### Overview

The company owned 82 apartment communities with 21,618 apartment homes at December 31, 2002. The company operated in 17 markets overall. At December 31, 2002, the company's three largest markets comprised 57% of its real estate owned, at cost. The following table summarizes the company's apartment market information (dollars in thousands).

| Market | Number of Apartment Communities | Total Cost | Number of Apartment Homes | % of Total Cost of Apartments | Annual Average Economic Occupancy | |
|---|---|---|---|---|---|---|
| | | | | | 2002 | 2001 |
| Dallas/Fort Worth, TX | 27 | $ 323,360 | 7,000 | 28% | 89% | 92% |
| Charlotte, NC | 12 | 189,378 | 3,127 | 16% | 85% | 89% |
| Raleigh/Durham, NC | 10 | 149,598 | 2,428 | 13% | 86% | 92% |
| Atlanta, GA | 6 | 115,772 | 1,841 | 10% | 86% | 89% |
| Richmond, VA | 8 | 126,136 | 2,235 | 11% | 93% | 94% |
| Norfolk/Virginia Beach, VA | 3 | 26,235 | 625 | 2% | 87% | 93% |
| Winston-Salem, NC | 2 | 28,898 | 530 | 2% | 87% | 88% |
| Austin, TX | 2 | 21,514 | 429 | 2% | 90% | 94% |
| Columbia, SC | 2 | 18,810 | 419 | 2% | 89% | 94% |
| Other (8 markets) | 10 | 162,891 | 2,984 | 14% | 90% | 92% |
| | 82 | 1,162,592 | 21,618 | 100% | 89% | 91% |

The following discussion is based on the financial statements of the company as of December 31, 2002, 2001, and 2000. This information should be read in conjunction with the selected financial data and the company's consolidated financial statements included elsewhere in this annual report.

### Results of Operations

***Comparison of the year ended December 31, 2002 to the year ended December 31, 2001***

*Income and Occupancy*

During 2002, the company has experienced weakness in occupancy rates and decreases in rental rates as a result of the slow recovery from the recession, new apartment construction, and the strength of the single family housing industry.

The company's property operations for the year ended December 31, 2002 include the results of operations for the entire year from 80 apartment communities acquired before 2002 and from the respective acquisition dates of the four apartment communities acquired in 2002. The company owned 82 apartment communities at December 31, 2002. Two of the four 2002 acquisitions included two new phases at two existing apartment communities owned by the company. The increases in rental revenues and property operating expenses for the year ended December 31, 2002 over the same period in 2001 are primarily due to the effect of a full year of operation in 2002 of the 2001 acquisitions as well as the incremental effect of the 2002 acquisitions. In addition, the company in the third quarter of 2002 recorded a charge of approximately $1.1 million due to a change in the estimate of the collectibility of tenant receivables. The increase in rental revenues is offset in part by a reduction in average economic occupancy from 91% in 2001 to 89% in 2002 and an increase in rental concessions which are both attributable to softening in overall market conditions in the major markets in which the company operates.

The principle source of the company's revenue is the rental operation of its apartment communities. Rental income increased 7.5% in 2002 to $156.1 million, up $10.9 million over 2001. The increase in rental income is primarily due to the factors described above. The company will continue to add revenue-enhancing improvements in an effort to improve the apartment communities' marketability, economic occupancies, and rental rates.

*Expenses*

Property operating expenses include the following expense categories: property and maintenance, taxes and insurance and property management. These categories primarily consist of property taxes and insurance, repairs and maintenance, utilities, payroll costs and advertising and marketing. Property operating expenses in 2002 were $70.7 million and $60.8 million in 2001. The increase is primarily due to the full effect in 2002 of the 2001 acquisitions and the incremental effect of 2002 acquisitions. The increases in property insurance costs, real estate taxes and turnover costs due to the increase in vacancy also contributed to the increases in property operating expenses. The property operating expense ratio (the ratio of property operating expenses to rental income) was 45.3% and 41.9% for 2002 and 2001, respectively.

Depreciation of real estate increased to $46.0 million in 2002 from $40.0 million in 2001, and is directly attributable to a full year of depreciation of the 2001 acquisitions, depreciation on the 2002 acquisitions from their respective acquisition dates and the depreciation associated with capital improvements made during 2002 and 2001.

General and administrative expenses totaled 2.5% and 2.3% of rental income in 2002 and 2001, respectively. These expenses represent the administrative expenses of the company as distinguished from the property operating expenses of the company's apartment communities.

*Interest Income and Expense*

The company earned interest income of $30,988 in 2002 and $0.5 million in 2001 from the investment of its cash and cash reserves. The decrease in 2002 is due to a decrease in average invested funds coupled with lower interest rates. In 2001, the company had $46.7 million invested pending its tender offer on April 18, 2001 for the company's outstanding Series A Convertible Preferred Shares.

The company incurred $41.7 million and $30.9 million of interest expense in 2002 and 2001, respectively, associated with borrowings under its unsecured lines of credit and mortgage notes and amortization of deferred financing costs. During 2002 and 2001, the company incurred interest expense of $39.4 million and $28.0 million, respectively, associated with mortgage notes and $1.5 million and $2.2 million, respectively, associated with the unsecured facilities. The company amortized as interest expense deferred financing costs of $0.8 million in 2002 and $0.7 million in 2001. The increases are due to the full year of the fixed and variable rate mortgage notes placed or assumed on 26 apartment communities during 2001 and the addition of $53.6 million of secured debt placed or assumed on four apartment communities and the addition of $25 million borrowed on the unsecured line of credit in 2002. This increase was offset in part by decreasing interest rates on the company's unsecured line of credit during 2002. The overall weighted average interest rate for all borrowings was 6.5% and 6.8% during 2002 and 2001, respectively. Average debt, secured and unsecured, increased from $451 million in 2001 to $630 million in 2002. The increase is due to the full effect of the fixed and variable rate borrowings obtained or assumed in 2001 and the incremental effect of the 2002 fixed and variable rate borrowing obtained or assumed in 2002.

*Comparable Property Operations*

Property operating income is a measure the company uses to evaluate performance and is not deemed to be an alternative to net income, as determined in accordance with generally accepted accounting principles. In addition, this measure, as calculated by the company, may not be comparable to similarly entitled measures reported by other companies. The company's "same-community" portfolio consists of 69 stabilized apartment communities, containing 17,254 apartment homes, that the company has owned since January 1, 2001, representing approximately 80% of the company's 21,618 apartment homes. For 2002, same-community property operating income (rental income less property operating expenses) decreased 9%, rental income decreased 3% and property operating expenses increased 5% over 2001. The decrease in rental income is primarily due to the softening in the overall market conditions, which resulted in increased rental concessions and lower average occupancies. The company also experienced an increase in property operating expenses as a result of increased costs to rent vacant apartments along with increases in property insurance costs and real estate taxes. Average monthly rental rates for the "same-community" portfolio decreased 1% to $677 per apartment home in 2002 from $681 per apartment home in 2001. In order to make a meaningful comparison of property operating income for these apartment communities, a one-time charge to tenant receivable of $1.1 million as well as $0.3 million of other charges was excluded as these items occurred in 2002. If the adjustments had been considered for 2002 over 2001, property operating expenses increased 4%; property operating income decreased 10%; and rental income decreased 5%. In addition, property operating income excludes depreciation, amortization, general and administrative, other expenses, interest income and expenses and minority interest, as these are not considered in the operating performance of the apartment communities. The following is a reconciliation of the adjusted same community property operating income to net income as determined in accordance with generally accepted accounting principles (in thousands):

| | 2002 | 2001 |
|---|---|---|
| Comparable properties (same communities) | | |
| Rental and other property income | $134,096 | $138,748 |
| Property operating expenses | (56,295) | (53,556) |
| Property operating income | 77,801 | 85,192 |
| Non-comparable properties (remaining communities) | | |
| Rental and other property income | 28,622 | 13,920 |
| Property operating expenses | (14,386) | (7,239) |
| Property operating income | 14,236 | 6,681 |
| Depreciation of rental property | (46,021) | (39,999) |
| General and administrative | (3,904) | (3,309) |
| Other depreciation | (24) | (26) |
| Other | (251) | (87) |
| Interest income | 31 | 497 |
| Interest expense | (41,684) | (30,952) |
| Minority interest of unit holders in operating partnership | 36 | (7) |
| Net income | $ 220 | $ 17,990 |

## Results of Operations

***Comparison of the year ended December 31, 2001 to the year ended December 31, 2000***

*Income and Occupancy*

During 2001 the national economy, as well as the markets in which the company operates, experienced a general downturn. This downturn had an effect on the company's occupancy and its rental rates. The company also experienced an increase in expenses as a result of increased costs to rent vacant apartments. These factors were more severe in the fourth quarter of 2001.

The company's property operations for the year ended December 31, 2001 include the results of operations for the entire year from 72 apartment communities acquired before 2001 and from the 10 apartment communities acquired in 2001 from their respective acquisition dates. One of the apartment communities acquired in 2001 is combined with an existing apartment community owned by the company and two are adjacent to each other and are operated as one apartment community. The operations of the 16 apartment communities sold on March 10, 2000 are reflected through the sale date. The increases in rental income and property operating expenses for the year ended December 31, 2001 over the same period in 2000 are primarily due to the effect of the apartment communities acquired in 2001 offset in part by a reduction in average economic occupancy from 92% in 2000 to 91% in 2001.

Rental income increased 6.4% in 2001 to $145.2 million, up $8.7 million over 2000. The increase in rental income is primarily due to the factors described above.

*Expenses*

Property operating expenses increased 12.6% to $60.8 million in 2001 from $54.0 million in 2000. The increase is primarily due to the incremental effect of the 2001 acquisitions, higher real estate tax assessments, increase in property insurance costs and higher rental costs due to higher vacancies. The operating expense ratio (the ratio of property operating expenses to rental revenue) increased to 41.9% in 2001 from 39.6% in 2000 and is due to the factors described above.

Depreciation of real estate increased to $40.0 million in 2001 from $36.3 million in 2000, and is directly attributable to a full year of depreciation of the 2000 acquisitions, depreciation on the 2001 acquisitions from their respective acquisition dates and the depreciation associated with capital improvements made during 2001 and 2000.

General and administrative expenses totaled 2.3% and 2.8% of rental income in 2001 and 2000, respectively.

*Interest Income and Expense*

The company earned interest income of $0.5 million in 2001 and $0.6 million in 2000 from the investment of its cash and cash reserves. The decrease in 2001 is mainly due to the decreasing interest rates in 2001 compared to 2000 as well as a decrease in average invested funds.

The company incurred $30.9 million and $17.7 million of interest expense in 2001 and 2000, respectively, associated with borrowings under its unsecured lines of credit and mortgage notes and amortization of deferred financing costs. During 2001 and 2000, the company incurred interest expense of $28.0 million and $7.9 million, respectively, associated with mortgage notes and $2.2 million and $9.3 million, respectively, associated with the unsecured facilities. The company amortized as interest expense deferred financing costs of $0.7 million in 2001 and $0.5 million in 2000. The increase in interest expense is due to the fixed and variable rate mortgage notes placed or assumed on 26 apartment communities during 2001, which was offset in part by decreasing interest rates on the company's unsecured lines of credit during 2001. The overall weighted average interest rate for all borrowings was 6.8% and 7.2% during 2001 and 2000, respectively. The decrease in the weighted average rate is attributable to lower fixed and variable interest rates in 2001 compared to 2000. Average debt, secured and unsecured, increased from $240 million in 2000 to $451 million in 2001. This increase is primarily attributable to $146.6 million in financing used to fund the cash portion of the exchange offer for the company's Series A Convertible Preferred Shares and property acquisitions.

*Comparable Property Operations*

The company's "same-community" portfolio consists of 69 stabilized apartment communities, containing 17,014 apartment homes, that the company has owned since January 1, 2000, representing approximately 82% of the company's 20,686 apartment homes. The apartment communities sold in March 2000 have been eliminated from the calculation. On a comparative basis, same-community property operating income decreased 4% from 2000. Rental income remained the same while property operating expenses increased 8% from 2000. The company experienced an increase in property operating expenses due to higher real estate taxes and property insurance costs in 2001 versus 2000. Average monthly rental rates for the "same-community" portfolio increased 2.2% to $660 per apartment home in 2001 from $646 per apartment home in 2000. However, the majority of the increase was offset by lower occupancies.

The following is a reconciliation of same community property operating income to net income as determined in accordance with generally accepted accounting principles (in thousands):

| | 2001 | 2000 |
|---|---|---|
| Comparable properties (same communities) | | |
| Rental and other property income | $133,767 | $133,624 |
| Property operating expenses | (50,284) | (46,746) |
| Property operating income | 83,483 | 86,878 |
| Non-comparable properties (remaining communities) | | |
| Rental and other property income | 18,901 | 12,931 |
| Property operating expenses | (10,511) | (7,245) |
| Property operating income | 8,390 | 5,686 |
| Depreciation of rental property | (39,999) | (36,295) |
| General and administrative | (3,309) | (3,864) |
| Other depreciation | (26) | (23) |
| Other | (87) | (42) |
| Interest income | 497 | 610 |
| Interest expense | (30,952) | (17,736) |
| Gain on sales of investments | — | 22,930 |
| Minority interest of unit holders in operating partnership | (7) | — |
| Net income | $ 17,990 | $ 58,144 |

**Related-Party Transactions**

During 2002, Mr. Glade M. Knight, the company's Chairman and Chief Executive Officer, served as Chairman and Chief Executive Officer of three extended-stay hotel REITs, Apple Suites, Inc., Apple Hospitality Two, Inc., and Apple Hospitality Five, Inc., and also owned companies which provided services to these entities. Apple Hospitality Two, Inc. acquired Apple Suites, Inc. in a merger transaction during the first quarter of 2003. During 2002 and 2001, the company provided real estate acquisition and offering-related and other services to Apple Suites, Inc. and Apple Hospitality Two, Inc. and received payment of approximately $0.6 million and $0.3 million, respectively. The majority of the payment is reflected as a reduction in the company's general and administrative expenses.

## Liquidity and Capital Resources

The company's primary sources of liquidity are rental income generated from the apartment communities, proceeds from unsecured lines of credit, reinvestment of distributions, and proceeds from secured debt.

The company has met and expects to continue to meet short-term liquidity requirements, generally through rental income generated from the apartment communities, equity raised from its dividend reinvestment plan, and borrowings on its lines of credit. It is expected that rental income will be adequate to meet all normal property operating expenses, payment of distributions, budgeted capital improvements, and scheduled principal payments of mortgage debt in 2003. At December 31, 2002, the company had $1.4 million in cash and cash equivalents.

The company expects to meet certain long-term liquidity requirements, such as scheduled debt maturities and possible property acquisitions, through secured or unsecured borrowings, possible refinancing, or through the disposition of certain assets that, in our evaluation, may no longer meet our investment requirements.

In September 2000, the Board of Directors authorized the repurchase of up to an additional $50 million of the company's common shares. Under this authorization, the company has, as of December 31, 2002, repurchased 1.9 million common shares at an average price of $10.85 per share for a total cost of $21.1 million. For the year ended December 31, 2002, the company repurchased 35,800 common shares at an average price of $10.25 per share for a total cost of $0.4 million.

On April 18, 2001, the company completed a tender offer for the company's outstanding Series A Convertible Preferred Shares ("Exchange Offer"). A total of 12.5 million preferred shares were tendered, representing 99% of the issued and outstanding Series A Convertible Preferred Shares. Of the Series A Convertible Preferred Shares tendered, the holders of 0.7 million such shares received two common shares for each preferred share and the holders of 11.7 million shares received one common share and $12.25 in cash for each preferred share. The company issued a total of 13.2 million common shares and paid $143.8 million in cash in exchange for all of the preferred shares tendered in the Exchange Offer. The difference between the total consideration given and the carrying value of the preferred shares totaled approximately $27.5 million, including direct transaction expenses, and is included in the statement of operations as a reduction to arrive at net loss available to common shareholders. The preferred shares were listed on the New York Stock Exchange on August 7, 2001. At December 31, 2002, 127,380 preferred shares remained outstanding.

During 2002 and 2001, the company obtained a total of $37.6 million and $206.9 million, respectively, in fixed and variable rate secured financing from three separate commercial lenders. The financings are secured by mortgages on 22 apartment communities. At the request of the lenders, the financings were provided to new wholly-owned subsidiaries of the company, which were formed for the special purpose of receiving the financing proceeds and holding the mortgaged apartment communities. The company continues to manage the apartment communities. All of these financings are reflected on the audited consolidated financial statements of the company.

### *Acquisitions*

During 2002, the company acquired four apartment communities, comprising 900 apartment homes, for purchase prices totaling $71.1 million. The company committed in October 2001 to the acquisition of two of these apartment communities which were then under construction. These two apartment communities are combined with existing apartment communities owned by the company.

*Notes Payable*

*Secured*

Secured borrowings outstanding at December 31, 2002 and 2001 were as follows (dollars in thousands):

| | Outstanding Principal | | | |
|---|---|---|---|---|
| | 2002 | 2001 | Effective Interest Rate December 31, 2002 | Maturity Date |
| Fixed rate debt (a) | $ 16,731 | $ 16,875 | 6.98% | January 2012 |
| | 9,332 | 9,431 | 6.42% | November 2011 |
| | 71,172 | 72,135 | 6.75% | October 2004, May 2011 |
| | 8,417 | 8,495 | 7.10% | July 2011 |
| | 79,899 | 80,634 | 7.16% | July, August 2011 |
| | 15,442 | 15,598 | 6.83% | May 2011 |
| | 75,011 | 75,500 | 6.99% | April 2011 |
| | 141,000 | 141,000 | 7.35% | January 2011 |
| | 73,500 | 73,500 | 7.29% | October 2006 |
| | 29,506 | 30,232 | 6.48% | July 2003 through April 2007 |
| | 12,520 | — | 6.68% | April 2012 |
| Variable rate debt | 15,084 | 15,200 | 2.64% | October 2005 |
| | 992 | 1,000 | 2.94% | October 2005 |
| | 14,906 | 15,000 | 2.88% | April 2005 |
| | 15,934 | — | 2.79% | September 2006 |
| | 25,000 | — | 5.10% | January 2005 |
| Total | $604,446 | $554,600 | | |

(a) Includes fair value adjustments aggregating $0.6 million in 2002 and $1.0 million in 2001 that were recorded in connection with eight apartment communities acquired in 1999 and 2001.

During 2002, the company entered into a $12.6 million fixed rate mortgage note which bears interest at 6.675% per annum. The mortgage note is payable in monthly installments, including principal and interest, and is secured by one apartment community. The company also entered into a $25 million variable rate mortgage note in conjunction with the acquisition of one apartment community. The note requires monthly payments of interest only.

The company assumed $16 million in variable rate mortgage notes in conjunction with the acquisition of two apartment communities in 2002. The notes require monthly installments, including principal and interest, and are secured by the two apartment communities.

*Unsecured*

During December 2002, the company's $50 million unsecured line of credit with a commercial bank was increased to $75 million and the maturity date was extended to March 31, 2003. During 2002, the unsecured line of credit was subject to interest at LIBOR plus 90 basis points. The company is obligated to pay the lenders a quarterly commitment fee equal to .25% per annum of the unused portion of the line. At December 31, 2002 and 2001, borrowings on the unsecured line of credit were $75 million and $50 million, respectively.

The unsecured line of credit agreement contains certain covenants which, among other things, require maintenance of certain financial ratios and includes restrictions on the company's ability to make distributions to its shareholders over certain amounts. At December 31, 2002, the company was in compliance with this agreement.

The company's $7.5 million unsecured line of credit for general corporate purposes bears interest at one month LIBOR plus 120 basis points. The maturity date is March 31, 2003. At December 31, 2002 and 2001, borrowings under this arrangement were $2.9 million and $5 million, respectively.

The company is in the process of negotiating an extension to its lines of credit and intends to replace these lines of credit within the year with a combination of a longer-term secured debt arrangement and a reduced line of credit. The company has over 20 unencumbered apartment communities, which the company has the opportunity to use as collateral for a secured financing arrangement. Given the value of these properties and current financing opportunities available to the company, the company believes it will be able to obtain longer-term secured financing.

*Capital Requirements*

The company has an ongoing capital expenditure plan to fund its renovation program for its apartment communities. Capital expenditures include capital replacements, initial capital expenditures, and redevelopment enhancements. The company anticipates that it will continue to operate as it did in 2002 and fund these cash needs from a variety of sources including equity raised from its dividend reinvestment plan and debt provided by its lines of credit. Given the company's current debt level, the company will seek to obtain additional debt financing from a variety of sources, both secured and unsecured, if necessary. On October 7, 2002, the company announced that, effective April 2003, its common share dividend policy will be to pay a regular quarterly cash dividend of $.20 per common share. For 2003, common share distributions would be reduced as a result of this policy by approximately $11.6 million based on the outstanding common shares at December 31, 2002.

Capital resources are expected to grow with the future sale of the company's shares and from cash flows from operations. Approximately 12.6% of all 2002 common stock distributions, or $6.8 million, was reinvested in additional common shares. In general, the company's liquidity and capital resources are believed to be sufficient to meet its cash requirements during 2003.

The company is operated as, and annually elects to be taxed as, a real estate investment trust under the Internal Revenue Code. As a result, the company has no provision for federal income taxes, and thus there is no effect on the company's liquidity from federal income taxes.

*Operating Partnership*

Effective October 1, 2001, State Street, LLC and State Street I, LLC, each a North Carolina limited liability company (collectively, the "Limited Partners"), and the company, as the sole general partner, formed Cornerstone NC Operating Limited Partnership, a Virginia limited partnership (the "Limited Partnership"). The company has approximately an 80% interest in the Limited Partnership. The Limited Partners are minority limited partners and are not otherwise related to the company. The Limited Partners contributed and agreed to contribute property to the Limited Partnership in exchange for preferred and non-preferred operating partnership units. The non-preferred operating partnership units convert into preferred operating partnership units over time or as certain lease-up and stabilization criteria are met. Beginning October 1, 2002, the Limited Partners became able to elect to redeem a portion of the preferred operating partnership units. If the Limited Partners make the election, the company, at its option, will convert the preferred operating partnership units into either common shares of the company on a one-for-one basis or cash in an amount per unit equal to the closing price of a common share of the company on the exercise date (or other specified price if there is no closing price on that date), subject to anti-dilution adjustments.

During 2002, the construction of 288 apartment homes located in North Carolina were completed and other criteria set forth in the partnership agreement were met. A total of 1,111,875 non-preferred operating partnership units were converted to preferred operating partnership units during 2002. There were 2,374,555 preferred and 319,715 non-preferred operating partnership units at December 31, 2002. As of December 31, 2002, no preferred operating partnership units had been exchanged. In January and March 2003, a total of 887,125 preferred operating partnership units were converted into common shares on a one-for-one basis.

## Critical Accounting Policies

### *Capital Expenditures*

The company capitalized expenditures related to acquiring new assets, materially enhancing the value of an existing asset or substantially extending the useful life of an existing asset. Expenditures necessary to maintain an existing asset in ordinary operating condition, such as repairs and maintenance, are expensed as incurred.

The company capitalized $16.1 million of improvements to its various apartment communities during 2002. The asset preservation capital expenditures, including floor coverings, HVAC equipment, roofs, appliances, siding, exterior painting, parking lots, and other non-revenue enhancing capital expenditures totaled $8.6 million. Revenue enhancing capital expenditures, including interior upgrades, gating and access systems totaled $3.6 million for 2002. Redevelopment expenditures, including amenities that add a material new feature or revenue source at our recently acquired apartment communities, totaled $3.9 million. The company is also required by various lenders to fund a replacement reserve in advance for capital improvements. Capital improvement costs during 2003 are currently expected to be consistent with those incurred in 2002. The company's capital improvement budget is reviewed continually and adjustments will be made if deemed necessary.

### *Rental Revenue and Related Cost Recognition*

Rental income and other income are recorded on an accrual basis. Rental concessions and direct lease costs associated with lease origination are amortized on a straight-line basis over the terms of the respective leases. The company's apartment communities are leased under lease agreements that, typically, have terms that do not exceed one year. Deferred rental concessions and direct lease costs were $2.2 million and $1.7 million at December 31, 2002 and 2001, respectively.

## Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board (APB) Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The company has adopted the new accounting standard effective as of the first quarter of fiscal year 2003.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction" ("SFAS No. 145"). Statement 4, "Reporting Gains and Losses from Extinguishment of Debt" ("SFAS No. 4"), required that gains and losses from the extinguishment of debt that were included in the determination of net income be aggregated and, if material, classified as an extraordinary item. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 will require the company to reclassify prior items into continuing operations, including those recorded in the current period, that do not meet the extraordinary classification. Additionally, future gains and losses related to debt extinguishment may be required to be classified in income from continuing operations. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 became effective in fiscal years beginning after May 15, 2002. Currently, the company has not incurred such charges and is assessing the impact that this Statement will have on its financial statements.

In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This statement requires that a liability for the fair value of a guarantee be recognized at the time the obligation is undertaken. The statement also requires that the liability be measured over the term of the related guarantee. This statement is effective for all guarantees entered into subsequent to December 31, 2002. For all guarantees entered into prior to December 31, 2002, there is to be no change in accounting; however, disclosure of management's estimate of its future obligation under the guarantee is to be made. The company currently does not have any guarantee obligations to which Interpretation 45 applies.

In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities." This statement refines the identification process of variable interest entities and how an entity assesses its interests in a variable interest entity to decide whether to consolidate that entity. The company has formed wholly-owned subsidiaries for financing purposes and such financings is reflected in the consolidated financial statements. Currently, the company does not anticipate this Statement having a material impact on its consolidated financial statements.

*Market Risk Disclosure*

The company is subject to changes in the fair market value of its fixed rate secured debt amounting to $531.9 million at December 31, 2002. If market interest rates for fixed rate debt were 100 basis points higher at December 31, 2002, the fair value of fixed rate debt would decrease by $24.3 million to $507.6 million. If market interest rates for fixed rate debt were 100 basis points lower at December 31, 2002, the fair value of fixed rate debt would have increased from $531.9 million to $581.6 million.

The company has market risk exposure to short-term interest rates from variable rate borrowings under its existing unsecured line of credit and variable rate secured debt. The existing unsecured line of credit bears interest at LIBOR plus 90 basis points. The company may utilize variable rate debt up to specified limits to total market capitalization. The company has analyzed its interest rate risk exposure. If market interest rates for these types of credit facilities average 100 basis points more in 2003 than they did in 2002, and the company's line of credit was at the maximum of $75 million, and the variable rate secured debt remained at $71.9 million, the company's interest expense would increase, and net income would decrease by $1.5 million. These amounts are determined by considering the impact of hypothetical interest rates on the company's borrowing cost. These analyses do not consider the effects of the reduced overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in the company's financial structure.

*Impact of Inflation*

The company does not believe that inflation had any significant impact on its operations in 2002. Future inflation, if any, would likely cause increased property operating expenses, but the company believes that increases in property operating expenses would be more than offset by increases in rental income. Continued inflation may also cause capital appreciation of the company's apartment communities over time, as rental rates and replacement costs increase.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Information required by this item is included in Item 7. See Management's Discussion and Analysis of Financial Condition and Results of Operations of this Report, which is hereby incorporated into this item by reference.

Item 8. *Financial Statements and Supplementary Data*

The financial statements of the company and report of independent auditors required to be included in this item are set forth in Item 15 of this report and are hereby incorporated into this item by reference.

**Item 9.** ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

## PART III

**Item 10.** ***Directors and Executive Officers of the Registrant***

For information with respect to the company's directors and director nominees see the information under "Ownership of Equity Securities" and "Election of Directors" in the company's Proxy Statement for its 2003 Annual Meeting of Shareholders, which information is hereby incorporated herein by reference. For information with respect to the company's executive officers see "Executive Officers" in the company's Proxy Statement for its 2003 Annual Meeting of Shareholders, which information is hereby incorporated herein by reference.

**Item 11.** ***Executive Compensation***

For information with respect to compensation of the company's executive officers and directors, see the information under "Compensation of Executive Officers" and "Compensation of Directors" in the company's Proxy Statement for its 2003 Annual Meeting of Shareholders, which information is hereby incorporated herein by reference.

**Item 12.** ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

See the information under "Ownership of Equity Securities" in the company's Proxy Statement for its 2003 Annual Meeting of Shareholders, which information is hereby incorporated herein by reference.

**Item 13.** ***Certain Relationships and Related Transactions***

For information on certain relationships and related transactions, see the information under "Certain Relationships and Agreements" in the company's Proxy Statement for its 2003 Annual Meeting of Shareholders, which information is hereby incorporated herein by reference.

**Item 14.** ***Controls and Procedures***

Based on their most recent review, which was completed within 90 days of the filing of this report, the company's principal executive officer and principal financial officer have concluded that the company's disclosure controls and procedures are (a) effective to ensure that information required to be disclosed by the company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to the company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure, and (b) effective to ensure that such information is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. There were no significant changes in the company's internal controls or in other factors that could significantly affect those controls subsequent to the date of their evaluation.

## PART IV

Item 15. *Exhibits, Financial Statement Schedules, and Reports on Form 8-K*

(a) Documents filed as part of the report

1. Financial Statements
2. Financial Statement Schedule

See Index to Financial Statements and Schedule on page 32 of this Report. All other schedules are omitted because they are not required, are inapplicable, or the required information is included in the financial statements or notes thereto.

3. Exhibits

Incorporated herein by reference are the exhibits listed under "Exhibit Index" on page 58 of this report. [Index excluded; available upon request.]

(b) Reports on Form 8-K

During the last quarter of 2002, the company filed the following current reports with the Securities and Exchange Commission:

A Current Report on Form 8-K dated December 9, 2002. The items reported were items 5 and 7 and the financial statement filed was the Pro Forma Condensed Consolidated Statement of Operations (Unaudited) for the year ended December 31, 2001.

A Current Report on Form 8-K dated October 7, 2002. The items reported were items 5 and 7.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORNERSTONE REALTY INCOME TRUST, INC.

| | |
|---|---|
| By: /s/ GLADE M. KNIGHT<br>**Glade M. Knight**<br>**Chairman of the Board and Chief Executive Officer** | March 27, 2003 |
| By: /s/ STANLEY J. OLANDER, JR.<br>**Stanley J. Olander, Jr.**<br>**Chief Financial Officer, Principal Accounting Officer and President of Capital Markets** | March 27, 2003 |

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the date indicated.

| Signature | Capacities | Date |
|---|---|---|
| /s/ GLADE M. KNIGHT<br>**Glade M. Knight** | Director, Chairman of the Board and Chief Executive Officer | March 27, 2003 |
| /s/ STANLEY J. OLANDER, JR.<br>**Stanley J. Olander, Jr.** | Director, Chief Financial Officer, Principal Accounting Officer and President of Capital Markets | March 27, 2003 |
| /s/ GLENN W. BUNTING, JR.<br>**Glenn W. Bunting, Jr.** | Director | March 27, 2003 |
| /s/ KENT W. COLTON<br>**Kent W. Colton** | Director | March 27, 2003 |
| /s/ LESLIE A. GRANDIS<br>**Leslie A. Grandis** | Director | March 27, 2003 |
| /s/ PENELOPE W. KYLE<br>**Penelope W. Kyle** | Director | March 27, 2003 |
| /s/ HARRY S. TAUBENFELD<br>**Harry S. Taubenfeld** | Director | March 27, 2003 |
| /s/ MARTIN ZUCKERBROD<br>**Martin Zuckerbrod** | Director | March 27, 2003 |

## CERTIFICATIONS

I, Glade M. Knight, certify that:

1. I have reviewed this annual report on Form 10-K of Cornerstone Realty Income Trust, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

/s/ GLADE M. KNIGHT

**Glade M. Knight**
**Chief Executive Officer**
**Cornerstone Realty Income Trust, Inc.**

I, Stanley J. Olander, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Cornerstone Realty Income Trust, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

/s/ STANLEY J. OLANDER, JR.

**Stanley J. Olander, Jr.**
**Executive Vice President**
**Chief Financial Officer**
**Cornerstone Realty Income Trust, Inc.**

## CORNERSTONE REALTY INCOME TRUST, INC.

## INDEX TO FINANCIAL STATEMENTS AND SCHEDULE



All other financial statement schedules have been omitted because they are not applicable or not required or because the required information is included elsewhere in the financial statements or notes thereto.

## INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Cornerstone Realty Income Trust, Inc.

We have audited the accompanying consolidated balance sheets of Cornerstone Realty Income Trust, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cornerstone Realty Income Trust, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Richmond, Virginia
February 12, 2003

## CORNERSTONE REALTY INCOME TRUST, INC.

## CONSOLIDATED BALANCE SHEETS

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| | (In thousands, except per share dollar) | |
| **ASSETS** | | |
| Investment in rental property: | | |
| Land | $ 152,207 | $ 148,113 |
| Buildings and property improvements | 975,532 | 896,653 |
| Furniture and fixtures | 34,853 | 29,036 |
| | 1,162,592 | 1,073,802 |
| Less accumulated depreciation | (176,743) | (131,554) |
| | 985,849 | 942,248 |
| Cash and cash equivalents | 1,380 | 8,656 |
| Prepaid expenses | 4,636 | 3,494 |
| Deferred financing costs, net | 4,519 | 4,792 |
| Other assets | 18,463 | 21,501 |
| Total Assets | $1,014,847 | $ 980,691 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Liabilities** | | |
| Notes payable—unsecured | $ 77,913 | $ 55,000 |
| Notes payable—secured | 604,446 | 554,600 |
| Distributions payable | 76 | 76 |
| Accounts payable and accrued expenses | 12,953 | 12,992 |
| Rents received in advance | 606 | 565 |
| Tenant security deposits | 1,574 | 1,445 |
| Total Liabilities | 697,568 | 624,678 |
| Minority interest of unit holders in operating partnership | 30,205 | 22,179 |
| **Shareholders' equity** | | |
| Preferred stock, no par value, authorized 25,000 shares; 127 shares and 128 shares, respectively $25 liquidation preference, Series A Cumulative Convertible Redeemable issued and outstanding | 2,680 | 2,695 |
| Common stock, no par value, authorized 100,000 shares; issued and outstanding 48,361 shares and 47,665 shares, respectively | 487,303 | 480,529 |
| Deferred compensation | (638) | (685) |
| Distributions greater than net income | (202,271) | (148,705) |
| Total Shareholders' Equity | 287,074 | 333,834 |
| Total Liabilities and Shareholders' Equity | $1,014,847 | $ 980,691 |

See accompanying notes to consolidated financial statements.

**CORNERSTONE REALTY INCOME TRUST, INC.**

**CONSOLIDATED STATEMENTS OF OPERATIONS**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | (In thousands, except per share data) | | |
| REVENUE: | | | |
| Rental income | $156,075 | $145,154 | $136,459 |
| Other property income | 6,643 | 7,514 | 10,096 |
| Total revenues | 162,718 | 152,668 | 146,555 |
| EXPENSES: | | | |
| Property and maintenance | 45,758 | 39,504 | 35,945 |
| Taxes and insurance | 21,125 | 18,242 | 15,688 |
| Property management | 3,798 | 3,049 | 2,358 |
| General and administrative | 3,904 | 3,309 | 3,864 |
| Depreciation of rental property | 46,021 | 39,999 | 36,295 |
| Other depreciation | 24 | 26 | 23 |
| Other | 251 | 87 | 42 |
| Total expenses | 120,881 | 104,216 | 94,215 |
| Income before interest income (expense) | 41,837 | 48,452 | 52,340 |
| Interest income | 31 | 497 | 610 |
| Interest expense | (41,684) | (30,952) | (17,736) |
| Income before gain on sales of investments and minority interest of unit holders in operating partnership | 184 | 17,997 | 35,214 |
| Gain on sales of investments | — | — | 22,930 |
| Minority interest of unit holders in operating partnership | 36 | (7) | — |
| Net income | 220 | 17,990 | 58,144 |
| Distributions to preferred shareholders | (303) | (7,698) | (30,305) |
| Excess consideration paid over book value to preferred shareholders | — | (27,492) | — |
| Net (loss) income available to common shareholders | $ (83) | $ (17,200) | $ 27,839 |
| Net (loss) income per share-basic and diluted | $ 0.00 | $ (0.40) | $ 0.77 |

See accompanying notes to consolidated financial statements.

## CORNERSTONE REALTY INCOME TRUST, INC.

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| | Common Stock | | Preferred Stock | | | Distributions | |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount | Deferred Compensation | (Greater) Less Than Net Income | Total Shareholders' Equity |
| | (In thousands, except per share data) | | | | | | |
| Balance at December 31, 1999 | 38,712 | $383,970 | 12,650 | $ 263,656 | $ (73) | $ (73,188) | $574,365 |
| Net income | — | — | — | — | — | 58,144 | 58,144 |
| Cash distributions declared to common shareholders ($1.10 per share) | — | — | — | — | — | (40,251) | (40,251) |
| Cash distributions for Series A Convertible Preferred Shares | — | — | — | — | — | (28,187) | (28,187) |
| Imputed distributions on Series A Convertible Preferred Shares | — | — | — | 2,118 | — | (2,118) | — |
| Exercise of stock options | 4 | 39 | — | — | — | — | 39 |
| Purchase of common stock | (4,459) | (48,243) | — | — | — | — | (48,243) |
| Preferred stock converted to common stock | 36 | 580 | (23) | (580) | — | — | — |
| Amortization of deferred compensation | — | — | — | — | 26 | — | 26 |
| Shares issued through dividend reinvestment plan | 633 | 6,109 | — | — | — | — | 6,109 |
| Balance at December 31, 2000 | 34,926 | 342,455 | 12,627 | 265,194 | (47) | (85,600) | 522,002 |
| Net income | — | — | — | — | — | 17,990 | 17,990 |
| Cash distributions declared to common shareholders ($1.12 per share) | — | — | — | — | — | (45,905) | (45,905) |
| Cash distributions for Series A Convertible Preferred Shares | — | — | — | — | — | (7,317) | (7,317) |
| Imputed distributions on Series A Convertible Preferred Shares | — | — | — | 381 | — | (381) | — |
| Exercise of stock options | 172 | 1,815 | — | — | — | — | 1,815 |
| Purchase of common stock | (1,356) | (14,710) | — | — | — | — | (14,710) |
| Preferred stock converted to common stock | 30 | 479 | (19) | (479) | — | — | — |
| Issuance of common shares through conversion of Series A Convertible Preferred Shares into common stock | 13,222 | 143,325 | (12,480) | (262,401) | — | — | (119,076) |
| Excess consideration paid over book value for preferred stock redemption | — | — | — | — | — | (27,492) | (27,492) |
| Restricted stock grants | 65 | 697 | — | — | (697) | — | — |
| Amortization of deferred compensation | — | — | — | — | 59 | — | 59 |
| Shares issued through dividend reinvestment plan | 606 | 6,468 | — | — | — | — | 6,468 |
| Balance at December 31, 2001 | 47,665 | 480,529 | 128 | 2,695 | (685) | (148,705) | 333,834 |
| Net income | — | — | — | — | — | 220 | 220 |
| Cash distributions declared to shareholders ($1.12 per share) | — | — | — | — | — | (53,482) | (53,482) |
| Cash distributions for Series A Convertible Preferred Shares | — | — | — | — | — | (304) | (304) |
| Exercise of stock options | 18 | 179 | — | — | — | — | 179 |
| Purchase of common stock | (36) | (367) | — | — | — | — | (367) |
| Preferred stock converted to common stock | 1 | 15 | (1) | (15) | — | — | — |
| Restricted stock grants | 17 | 190 | — | — | (190) | — | — |
| Amortization of deferred compensation | — | — | — | — | 237 | — | 237 |
| Shares issued through dividend reinvestment plan | 696 | 6,757 | — | — | — | — | 6,757 |
| Balance at December 31, 2002 | 48,361 | $487,303 | 127 | $ 2,680 | $(638) | $(202,271) | $287,074 |

See accompanying notes to consolidated financial statements.

# CORNERSTONE REALTY INCOME TRUST, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | (In thousands) | | |
| Cash flow from operating activities: | | | |
| Net income | $ 220 | $ 17,990 | $ 58,144 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Gain on sales of investment | — | — | (22,930) |
| Depreciation | 46,045 | 40,025 | 36,318 |
| Minority interest of unit holders in operating partnership | (36) | 7 | — |
| Amortization of deferred compensation | 237 | 59 | 26 |
| Amortization of deferred financing costs | 835 | 735 | 456 |
| Amortization of mortgage notes payable premium | (357) | (258) | (209) |
| Changes in operating assets and liabilities: | | | |
| Operating assets | 888 | (8,376) | (4,360) |
| Operating liabilities | (1,017) | 1,654 | (13,532) |
| Net cash provided by operating activities | 46,815 | 51,836 | 53,913 |
| Cash flow from investing activities: | | | |
| Acquisitions of rental property, net of debt assumed | (20,100) | (58,471) | (45,197) |
| Capital improvements | (12,215) | (17,060) | (25,632) |
| Major renovations | (3,868) | (2,422) | (4,459) |
| Development of real estate assets | (1,272) | (1,618) | (1,925) |
| Net funding of real estate reserve for replacement | 984 | (1,010) | (187) |
| Proceeds from sale of land | — | 785 | — |
| Net proceeds from the sale of rental property | — | — | 127,654 |
| Net cash (used in) provided by investing activities | (36,471) | (79,796) | 50,254 |
| Cash flow from financing activities: | | | |
| Proceeds (repayments) from/of short-term borrowings, net | 22,913 | 41,790 | (144,290) |
| Proceeds from secured notes payable | 12,600 | 206,920 | 141,000 |
| Repayment of secured notes payable | (3,397) | (1,067) | (413) |
| Payment of financing costs | (562) | (1,924) | (2,381) |
| Shares issued through dividend reinvestment plan and exercise of stock options | 6,936 | 8,283 | 6,147 |
| Purchase of common stock | (367) | (14,710) | (48,243) |
| Cash payment for conversion of Series A Convertible Preferred Shares into common stock | — | (143,785) | — |
| Payment of costs associated with the conversion of Series A Convertible Preferred Shares into common stock | — | (2,783) | — |
| Cash distributions to operating partnership unit holders | (1,957) | — | (50) |
| Cash distributions paid to preferred shareholders | (304) | (14,344) | (27,813) |
| Cash distributions paid to common shareholders | (53,482) | (45,905) | (40,251) |
| Net cash (used in) provided by financing activities | (17,620) | 32,475 | (116,294) |
| Increase (decrease) in cash and cash equivalents | (7,276) | 4,515 | (12,127) |
| Cash and cash equivalents, beginning of year | 8,656 | 4,141 | 16,268 |
| Cash and cash equivalents, end of year | $ 1,380 | $ 8,656 | $ 4,141 |
| Supplemental information: | | | |
| Cash paid for interest | $ 40,714 | $ 28,294 | $ 17,519 |
| Non-cash transactions: | | | |
| Acquisition | | | |
| Real estate assets acquired | 26,019 | — | — |
| Assumption of mortgage notes | 16,000 | 103,123 | — |
| Operating assets acquired | — | 912 | — |
| Operating liabilities acquired | — | 1,305 | — |
| Fair value adjustment on mortgage notes | — | 458 | — |
| Issuance of operating partnership units | 10,019 | 22,179 | — |
| Issuance of common stock for preferred stock | — | 143,325 | — |
| Capital leases | 1,148 | — | — |

See accompanying notes to consolidated financial statements.

## CORNERSTONE REALTY INCOME TRUST, INC.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### Note 1 General Information and Summary of Significant Accounting Policies

**Business**

Cornerstone Realty Income Trust, Inc. (together with its subsidiaries, the "company"), a Virginia corporation, is an owner-operator of one business segment consisting of residential apartment communities in the southern regions of the United States. As of December 31, 2002, the company, as a general partner, has approximately an 80% interest in Cornerstone NC Operating Limited Partnership.

All significant intercompany accounts and transactions have been eliminated in consolidation. The company's common stock trades on the New York Stock Exchange under the ticker symbol "TCR."

**Cash and Cash Equivalents**

Cash equivalents include highly liquid investments with original maturities of three months or less. The fair market value of cash and cash equivalents approximates their carrying value.

**Investment in Rental Property**

The investment in rental property is recorded at cost, net of depreciation. The company records impairment losses on rental property used in operations if indicators of impairment are present, and the undiscounted cash flows estimated to be generated by the respective properties are less than their carrying amount. Impairment losses are measured as the difference between the asset's fair value less cost to sell, and its carrying value. No impairment losses have been recorded to date.

Repairs and maintenance costs are expensed as incurred while significant improvements, renovations and replacements are capitalized. The company capitalizes expenditures related to acquiring new assets, materially enhancing the value of an existing asset or substantially extending the useful life of an existing asset. The company's capital expenditures include floor coverings, HVAC equipment, roofs, appliances, siding, exterior painting, parking lots, interior upgrades, gating and access systems. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which are 27.5 years for buildings, range from 10 to 27.5 years for major improvements and range from three to seven years for furniture and fixtures.

**Development**

The company capitalizes costs incurred during the development of the assets (including interest, property taxes, and other direct and indirect costs) when the development commences and ends when the asset is ready for leasing.

**Income Recognition**

Rental income, interest, and other income are recorded on an accrual basis. Rental concessions are recognized on a straight-line basis over the terms of the respective leases. The company's apartment communities are leased under lease agreements that, typically, have terms that do not exceed one year. Deferred rental concessions were $1.1 million and $0.6 million at December 31, 2002 and 2001, respectively.

**Deferred Financing and Lease Origination Costs**

Deferred costs consist of loan fees and related expenses which are amortized on a straight-line basis that approximates the effective interest method over the terms of the related notes. Accumulated amortization of deferred financing costs totaled $1.8 million and $0.9 million in 2002 and 2001, respectively.

The company defers direct costs incurred to originate a lease which are amortized over the life of the lease which on an average is one year. Deferred lease origination costs were $1.1 million at December 31, 2002 and 2001.

### Stock Incentive Plans

The company follows Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options. As discussed in Note 6, the alternative fair value accounting provided for under Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires use of option valuation models that were not developed for use in valuing employee stock options.

Under APB 25, because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

### Advertising Costs

Costs incurred for the production and distribution of advertising are expensed as incurred. Amounts expensed during 2002 were $2.0 million and $1.8 million for 2001 and 2000. These amounts are included in property and maintenance expenses in the consolidated statements of operations.

### Earnings Per Common Share

Basic and diluted earnings per common share are calculated in accordance with FASB Statement No. 128 "Earnings Per Share." Basic earnings per common share is computed based upon the weighted average number of shares outstanding during the year. Diluted earnings per common share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the year. The Series A Convertible Preferred Shares and operating partnership units are not included in dilutive earnings per share calculations since the impact is not dilutive.

### Minority Interest in Operating Partnership

Interest in the Cornerstone NC Operating Limited Partnership held by a limited partner is represented by operating partnership units ("OP Units"), as discussed in Note 5 below. The operating partnership's income is allocated to holders of OP Units based upon net income available to common shareholders and the weighted average number of OP Units outstanding to weighted average common shares outstanding plus OP Units outstanding during the period. OP Units can be exchanged for cash or common shares on a one-for-one basis, at the company's option. Capital contributions, distributions, and profits and losses are allocated to minority interests in accordance with the terms of the partnership agreement. OP Units as a percentage of total OP Units and shares outstanding were 4.7% at December 31, 2002.

### Federal Income Taxes

The company is operated as, and annually elects to be taxed as, a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"). Generally, a real estate investment trust that complies with the provisions of the Code and distributes at least 90% of its taxable income to its shareholders does not pay federal income taxes on its distributed income. Accordingly, no provision has been made for federal income taxes.

The differences between net income available to common shareholders for financial reporting purposes and taxable income before dividend deductions, as well as differences between the tax basis and financial reporting basis of the company's assets, relate primarily to temporary differences, principally real estate depreciation, tax deferral of certain gain on property sales and tax free mergers and acquisitions. The temporary differences in depreciation result from differences in the book and tax basis of certain real estate assets and the differences in the methods of depreciation and lives of the real estate assets.

For federal income tax purposes, distributions paid to common shareholders consist of ordinary income, capital gains, return of capital or a combination thereof. For the three years ended December 31, 2002, distributions paid per common share were classified as follows (unaudited):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Ordinary income | $ .33 | $ .76 | $ .46 |
| Long-term capital gain | — | — | .19 |
| Return of capital | .79 | .36 | .45 |
| | $1.12 | $1.12 | $1.10 |

In 2002 and 2001, of the total preferred distribution, 100% was taxable as ordinary income. In 2000, of the total preferred distribution, 86.6% was taxable as ordinary income and 13.4% was a long-term capital gain for federal income tax purposes.

### Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

### Comprehensive Income

On January 1, 1998, the company adopted SFAS No. 130, "Reporting Comprehensive Income." The company does not currently have any items of comprehensive income requiring separate reporting and disclosure.

### Reclassification

Certain previously reported amounts have been reclassified to conform to the current year presentation.

### Recent Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The company will adopt the new accounting standard effective as of the first quarter of fiscal year 2003.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction" ("SFAS No. 145"). Statement 4, "Reporting Gains and Losses from Extinguishment of Debt" ("SFAS No. 4"), required that gains and losses from the extinguishment of debt that were included in the determination of net income be aggregated and, if material, classified as an extraordinary item. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 will require the company to reclassify prior items into continuing operations, including those recorded in the current period, that do not meet the extraordinary classification. Additionally, future gains and losses related to debt extinguishment may be required to be classified in income from continuing operations. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 became effective in fiscal years beginning after May 15, 2002. Currently, the company has not incurred such charges and is assessing the impact that this Statement will have on its financial statements.

In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This statement requires that a liability for the fair value of a guarantee be recognized at the time the obligation is undertaken. The statement also requires that the liability be measured over the term of the related guarantee. This statement is effective for all guarantees entered into subsequent to December 31, 2002. For all guarantees entered into prior to December 31, 2002, there is to be no change in accounting; however, disclosure of management's estimate of its future obligation under the guarantee is to be made. The company currently does not have any guarantee obligations to which Interpretation 45 applies.

In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities." This statement refines the identification process of variable interest entities and how an entity assesses its interests in a variable interest entity to decide whether to consolidate that entity. The company has formed wholly-owned subsidiaries for financing purposes and such financing is reflected in the consolidated financial statements. Currently, the company does not anticipate this Statement having a material impact on its consolidated financial statements.

## Note 2 Acquisition, Disposition, and Development

### Acquisitions

During 2002, the company completed the acquisition of four apartment communities, comprising 900 apartment homes, for purchase prices totaling $71.1 million.

### Development

The company classifies land relating to construction in progress as land on its balance sheet. Capitalized interest and real estate taxes aggregated approximately $75,218 and $0.2 million during 2002 and 2001, respectively. Land associated with construction in progress was $1.4 million and $3.7 million as of December 31, 2002 and 2001, respectively. One of the two apartment communities under development during 2001 was completed in 2002.

### Disposition of Investments

On March 10, 2000, the company closed the sale of 16 apartment communities containing 3,609 apartment homes for $136.5 million. The sale resulted in a gain of $22.9 million for financial reporting purposes. The proceeds of the sale were used to pay down the company's existing unsecured line of credit and fund $35 million of tax-free exchanges.

## Note 3 Investment in Rental Property

At December 31, 2002, the company's three largest markets comprised 57% of its real estate owned, at cost. The following is a summary of rental property owned at December 31, 2002 (in thousands):

| Market | Initial Acquisition Cost | Carrying Cost* | Accumulated Depreciation | Encumbrances** |
|---|---|---|---|---|
| Dallas/Fort Worth, TX | $ 295,623 | $ 323,360 | $ 42,791 | $196,745 |
| Charlotte, NC | 189,478 | 189,378 | 27,138 | 62,954 |
| Raleigh/Durham, NC | 114,622 | 149,598 | 23,878 | 52,934 |
| Atlanta, GA | 96,280 | 115,772 | 16,582 | 25,337 |
| Richmond, VA | 89,223 | 126,136 | 20,721 | 95,591 |
| Norfolk/Virginia Beach, VA | 28,084 | 26,235 | 8,579 | 23,920 |
| Winston-Salem, NC | 25,438 | 28,898 | 5,590 | — |
| Austin, TX | 20,052 | 21,514 | 3,021 | 15,417 |
| Columbia, SC | 14,200 | 18,810 | 5,182 | — |
| Other (8 markets) | 136,851 | 162,891 | 23,261 | 58,048 |
| | $1,009,851 | $1,162,592 | $176,743 | $604,446 |

* Includes real estate commissions, closing costs, and improvements capitalized since the date of acquisition.

** The total includes $73.5 million of debt secured by 10 apartment communities which is not allocated among the individual apartment communities.

The following is a reconciliation of the carrying amount of real estate owned (in thousands):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Balance at January 1, | $1,073,802 | $ 868,891 | $ 918,685 |
| Real estate purchased | 71,119 | 184,596 | 45,197 |
| Real estate sold | — | — | (127,007) |
| Disposals of assets | (832) | — | — |
| Capital lease | 1,148 | — | — |
| Development of real estate assets | 1,272 | 1,618 | 1,925 |
| Sale of land | — | (785) | — |
| Capital improvements and major renovations | 16,083 | 19,482 | 30,091 |
| Balance at December 31, | $1,162,592 | $1,073,802 | $ 868,891 |

The following is a reconciliation of accumulated depreciation (in thousands):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Balance at January 1, | $131,554 | $ 91,555 | $ 77,538 |
| Depreciation expense | 46,021 | 39,999 | 36,295 |
| Disposal of assets | (832) | — | — |
| Real estate sold | — | — | (22,278) |
| Balance at December 31, | $176,743 | $131,554 | $ 91,555 |

## Note 4 Notes Payable

### Secured

Secured borrowings outstanding at December 31, 2002 and 2001 were as follows (dollars in thousands):

| | Outstanding Principal | | Effective Interest Rate December 31, | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | Maturity Date |
| Fixed rate debt (a) | $ 16,731 | $ 16,875 | 6.98% | January 2012 |
| | 9,332 | 9,431 | 6.42% | November 2011 |
| | 71,172 | 72,135 | 6.75% | October 2004, May 2011 |
| | 8,417 | 8,495 | 7.10% | July 2011 |
| | 79,899 | 80,634 | 7.16% | July, August 2011 |
| | 15,442 | 15,598 | 6.83% | May 2011 |
| | 75,011 | 75,500 | 6.99% | April 2011 |
| | 141,000 | 141,000 | 7.35% | January 2011 |
| | 73,500 | 73,500 | 7.29% | October 2006 |
| | 29,506 | 30,232 | 6.48% | July 2003 through April 2007 |
| | 12,520 | — | 6.68% | April 2012 |
| Variable rate debt | 15,084 | 15,200 | 2.64% | October 2005 |
| | 992 | 1,000 | 2.94% | October 2005 |
| | 14,906 | 15,000 | 2.88% | April 2005 |
| | 15,934 | — | 2.79% | September 2006 |
| | 25,000 | — | 5.10% | January 2005 |
| Total | $604,446 | $554,600 | | |

(a) Includes fair value adjustments aggregating $0.6 million in 2002 and $1.0 million in 2001 that were recorded in connection with eight apartment communities acquired in 1999 and 2001.

During 2002, the company entered into a $12.6 million fixed rate mortgage note which bears interest at 6.675% per annum. The mortgage note is payable in monthly installments, including principal and interest, and is secured by one apartment community. The company also entered into a $25 million variable rate mortgage note in conjunction with the acquisition of one apartment community. The note requires monthly payments of interest only.

The company assumed $16 million in variable rate mortgage notes in conjunction with the acquisition of two apartment communities in 2002. The notes require monthly installments, including principal and interest, and are secured by the two apartment communities.

During 2001, the company entered into $206.9 million in new fixed rate mortgage notes. Interest rates on the 2001 mortgage notes range from 6.42% to 7.16%. The notes require monthly installments, including either principal and interest or interest only and are secured by 20 apartment communities.

In conjunction with the acquisition of four apartment communities in 2001, the company assumed $71.9 million in fixed rate mortgage notes. The notes are due in monthly installments, including principal and interest. One of the mortgage notes in the amount of $25.5 million was recorded at a fair value of $25.9 million at the date of assumption. The difference between the fair value and principal balance is being amortized as an adjustment to interest expense over the term of the note. The mortgage note bears interest at a fixed rate of 7.37% per annum, has an effective interest rate of 6.75%, including the effect of the fair value adjustment, and has a maturity date of October 2004. The company assumed $31.2 million in variable rate mortgage notes in conjunction with the acquisition of two apartment communities in 2001. The notes require monthly installments, including principal and interest.

During the year ended December 31, 2000, the company entered into $141 million of fixed rate secured debt. The note requires payments of interest only and is secured by 15 apartment communities.

The aggregate maturities of principal, including monthly installments of principal previously described, and the fair value market adjustment of $0.6 million, for secured debt for the five years subsequent to December 31, 2002 are as follows (in thousands):

| Year | Amount |
|---|---|
| 2003 | $ 11,662 |
| 2004 | 31,445 |
| 2005 | 67,849 |
| 2006 | 95,902 |
| 2007 | 9,183 |
| Thereafter | 388,405 |
| | $604,446 |

Estimated fair value is based on mortgage rates believed to be available to the company for the issuance of debt with similar terms and remaining lives. The carrying amount of the company's fixed and variable rate secured debt approximates fair value at December 31, 2002 and 2001 which was $623 million and $555 million, respectively.

Unsecured

During December 2002, the company's $50 million unsecured line of credit with a commercial bank was increased to $75 million and the maturity date was extended to March 31, 2003. During 2002, the unsecured line of credit was subject to interest at LIBOR (the London Interbank Offered Rate) plus 90 basis points (2.46% average at December 31, 2002). The company is obligated to pay the lenders a quarterly commitment fee equal to .25% per annum of the unused portion of the line. At December 31, 2002 and 2001, borrowings on the unsecured line of credit were $75 million and $50 million, respectively.

The unsecured line of credit agreement contains certain covenants which, among other things, require maintenance of certain financial ratios and includes restrictions on the company's ability to make distributions to its shareholders over certain amounts. At December 31, 2002, the company was in compliance with this agreement.

The company's $7.5 million unsecured line of credit for general corporate purposes bears interest at one month LIBOR plus 120 basis points (2.62% at December 31, 2002). The maturity date was extended to March 31, 2003. At December 31, 2002 and 2001, borrowings were $2.9 million and $5.0 million, respectively, under this arrangement.

The carrying amounts of the company's unsecured debt borrowings approximate fair value at December 31, 2002 and 2001.

During 2002 and 2001, the company capitalized interest of $62,222 and $0.2 million, respectively. Overall, weighted-average interest rate incurred for all borrowings was 6.5% in 2002 and 6.8% in 2001.

## Note 5 Operating Partnership and Shareholders' Equity

### Operating Partnership

Effective October 1, 2001, State Street, LLC and State Street I, LLC, each a North Carolina limited liability company (collectively, the "Limited Partners"), and the company, as the sole general partner, formed Cornerstone NC Operating Limited Partnership, a Virginia limited partnership (the "Limited Partnership"). The company has approximately an 80% interest in the Limited Partnership. The Limited Partners are minority limited partners and are not otherwise related to the company. The Limited Partners contributed and agreed to contribute property to the Limited Partnership in exchange for preferred and non-preferred operating partnership units. The non-preferred operating partnership units convert into preferred operating partnership units over time or as certain lease-up and stabilization criteria are met. Beginning October 1, 2002, the Limited Partners became able to elect to redeem a portion of the preferred operating partnership units. If the Limited Partners make the election, the company, at its option, will convert the preferred operating partnership units into either common shares of the company on a one-for-one basis or cash in an amount per unit equal to the closing price of a common share of the company on the exercise date (or other specified price if there is no closing price on that date), subject to anti-dilution adjustments.

During 2002, the construction of 288 apartment homes located in North Carolina were completed and other criteria set forth in the partnership agreement were met. A total of 1,111,875 non-preferred operating partnership units were converted to preferred operating partnership units during 2002. There were 2,374,555 preferred and 319,715 non-preferred operating partnership units at December 31, 2002. As of December 31, 2002, no preferred operating partnership units had been exchanged. In January and March 2003, a total of 887,125 preferred operating partnership units were converted into common shares on a one-for-one basis.

### Preferred Stock

The company issued Series A Convertible Preferred Shares in July 1999. The company imputed dividends calculated as the present value difference between the perpetual preferred stock distribution and the stated distribution rate. The imputed dividend is reflected as additional non-cash preferred stock distributions. The company declared and paid total distributions of $2.3752 per share on the Series A Convertible Preferred Shares during 2002.

On April 18, 2001, the company completed a tender offer for the company's outstanding Series A Convertible Preferred Shares ("Exchange Offer"). A total of 12.5 million preferred shares were tendered, representing 99% of the issued and outstanding preferred shares. Of the preferred shares tendered, the holders of 0.7 million such shares received two common shares for each preferred share and the holders of 11.7 million shares received one common share and $12.25 in cash for each preferred share. The company issued a total of 13.2 million common shares and paid $143.8 million in cash in exchange for all of the preferred shares tendered in the Exchange Offer. The difference between the total consideration given and the carrying value of the preferred shares totaled approximately $27.5 million, including direct transaction expenses, and is included in the statement of operations as a reduction to arrive at net loss available to common shareholders. The preferred shares were listed on the New York Stock Exchange on August 7, 2001. At December 31, 2002, 127,380 preferred shares remained outstanding.

### Common Stock

During 2000, the company completed its $50 million common share repurchase program which was authorized by the Board of Directors in September 1999. The Board authorized the repurchase of up to an additional $50 million of the company's common shares in September 2000. Pursuant to the additional authorization, the company has, as of December 31, 2002, repurchased 1.9 million common shares at an average price of $10.85 per share for a total cost of $21.1 million. For the year ended December 31, 2002, the company repurchased 35,800 common shares at an average price of $10.25 per share for a total cost of $0.4 million.

In 1997, the company adopted a Dividend Reinvestment and Share Purchase Plan (as amended from time to time, "Plan") which allows any recordholder to reinvest distributions without payment of any brokerage commissions or other fees. Of the total proceeds raised from common shares during the years ended December 31, 2002, 2001, and 2000, $6.8 million, $6.5 million, and $6.1 million, respectively, were provided through the reinvestment of distributions.

## Note 6 Benefits Plans

### Stock Incentive Plan

Based on the outstanding shares, under the 1992 Incentive Plan, as amended, a maximum of 1.9 million options could be granted, at the discretion of the Board of Directors, to certain officers and key employees of the company. Under the Directors Plan, as amended, a maximum of 0.8 million options could be granted to the directors of the company. In 2002, the company granted 57,612 options to purchase shares under the Directors Plan.

Both of the plans provide, among other things, that options be granted at exercise prices not lower than the market value of the shares on the date of grant. Under the Incentive Plan, options become exercisable at the date of grant. Generally the optionee has up to 10 years from the date on which the options first become exercisable during which to exercise the options. The exercise prices of these options range from $9.63 to $12.125 per option. Activity in the company's share option plans during the three years ended December 31, 2002 is summarized in the following table (in thousands, except per share data):

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Options | Weighted-Average Exercise Price | Options | Weighted-Average Exercise Price | Options | Weighted-Average Exercise Price |
| Outstanding, beginning of year | 1,725 | $10.32 | 1,916 | $10.35 | 1,305 | $11.15 |
| Granted | 58 | 10.80 | 52 | 10.62 | 628 | 10.47 |
| Exercised | (18) | 10.05 | (172) | 10.55 | (4) | 9.63 |
| Forfeited | (16) | 11.65 | (71) | 10.76 | (13) | 11.21 |
| Outstanding, end of year | 1,749 | $10.33 | 1,725 | $10.32 | 1,916 | $10.35 |
| Exercisable at end of year | 1,749 | $10.33 | 1,725 | $10.32 | 1,916 | $10.35 |
| Weighted-average fair value of options granted during the year | | $ 0.41 | | $ 0.19 | | $ 0.38 |

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, which also requires that the information be determined as if the company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method described in that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001, and 2000:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Risk-free interest | 4.0% | 5.0% | 5.9% |
| Dividend yields | 7.4% | 9.0% | 9.0% |
| Volatility factors | .162 | .142 | .171 |
| Weighted-average expected life (years) | 10 | 10 | 10 |

The Black-Scholes option valuation model was developed for use in estimating the fair value traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of SFAS No. 123 pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. As the options are immediately exercisable, the full impact of the pro forma adjustment to net income is disclosed below (in thousands, except per share data):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net (loss) income available to common shareholders | | | |
| Pro forma | $(107) | $(17,210) | $27,594 |
| As reported | $ (83) | $(17,200) | $27,839 |
| Earnings per common share—diluted | | | |
| Pro forma | $0.00 | $ (0.40) | $ 0.76 |
| As reported | $0.00 | $ (0.40) | $ 0.77 |

### 401(K) Savings Plan

Eligible employees of the company participate in a contributory employee savings plan. Under the plan, the company may match a percentage of contributions made by eligible employees, such percentage to apply to a maximum of 1% of their annual salary. Expenses under this plan for 2002, 2001 and 2000 were $82,427, $73,894, and $73,445, respectively.

## Note 7 Related-Party Transactions

Mr. Knight, the company's Chairman and Chief Executive Officer, serves as Chairman and Chief Executive Officer of three extended stay hotel REITs, Apple Suites, Inc., Apple Hospitality Two, Inc., and Apple Hospitality Five, Inc., and also owns companies which provide services to these entities. Apple Hospitality Two, Inc. acquired Apple Suites, Inc. in a merger transaction during the first quarter of 2003. During 2002 and 2001, the company provided real estate acquisition and offering-related and other services to Apple Suites, Inc. and Apple Hospitality Two, Inc. and received payment of approximately $0.6 million and $0.3 million, respectively.

### Other Relationships

Leslie A. Grandis, a director of the company, is also a partner in McGuireWoods LLP, which provides outside legal services to the company. Martin Zuckerbrod and Harry S. Taubenfeld, directors of the company, provide real estate legal services to the company from time to time.

### Note 8 Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Numerator: | | | |
| Net (loss) income available to common shareholders | $ (83) | $(17,200) | $27,839 |
| Numerator for basic and diluted earnings per share-income available to common stockholders after assumed conversion | $ (83) | $(17,200) | $27,839 |
| Denominator: | | | |
| Denominator for basic earnings per share-weighted-average shares | 48,068 | 43,450 | 36,081 |
| Effect of dilutive securities: | | | |
| Stock options | — | — | 18 |
| Denominator for diluted earnings per share-adjusted weighted-average shares and assumed conversions | 48,068 | 43,450 | 36,099 |
| Basic and diluted earnings per common share | $ 0.00 | $ (0.40) | $ 0.77 |

### Note 9 Quarterly Financial Data (Unaudited)

The following is a summary of quarterly results of operations for the years ended December 31, 2002 and 2001:

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **2002** | | | | |
| Revenues | $40,702 | $ 41,467 | $40,434 | $40,115 |
| Income before interest income (expense) | 12,357 | 12,180 | 8,387 | 8,913 |
| Net income (loss) | 2,284 | 1,772 | (2,184) | (1,652) |
| Distributions to preferred shareholders | 76 | 76 | 76 | 75 |
| Net income (loss) available to common shareholders | 2,208 | 1,696 | (2,260) | (1,727) |
| Basic and diluted earnings per common share | 0.05 | 0.04 | (0.05) | (0.04) |
| Distributions per common share | 0.28 | 0.28 | 0.28 | 0.28 |
| **2001** | | | | |
| Revenues | $36,431 | $ 36,239 | $38,115 | $41,883 |
| Income before interest income (expense) | 12,852 | 11,615 | 13,639 | 10,346 |
| Net income (loss) | 7,978 | 4,728 | 5,690 | (406) |
| Distributions to preferred shareholders | 7,467 | 80 | 76 | 75 |
| Excess consideration paid over book value to preferred shareholders | — | (27,492) | — | — |
| Net income (loss) available to common shareholders | 511 | (22,843) | 5,614 | (482) |
| Basic and diluted earnings per common share | 0.01 | (0.51) | 0.12 | (0.01) |
| Distributions per common share | 0.28 | 0.28 | 0.28 | 0.28 |

**Note 10 Industry Segments**

The company owns and operates multifamily apartment communities throughout the southern regions of the United States that generate rental and other property related income through the leasing of apartment homes to a diverse base of tenants. The company separately evaluates the performance of each of its apartment communities. However, because each of the apartment communities has similar economic characteristics, facilities, services, and tenants, the apartment communities have been aggregated into a single apartment communities segment. All segment disclosure is included in or can be derived from the company's consolidated financial statements.

**Note 11 Subsequent Events**

On February 19, 2003, the company and Merry Land Properties, Inc, entered into a merger agreement in which Merry Land Properties, Inc. will merge into a subsidiary of the company. Merry Land owns interests in nine apartment communities containing approximately 2,000 units in Georgia, South Carolina and Florida. Merry Land shareholders will receive 1.818 common shares of the company and 0.220 shares of the company's non-dividend paying Series B Convertible Preferred Stock for each Merry Land common share. The preferred stock will be convertible into 0.220 common shares of the company upon the completion and lease up of Merry Land's Merritt at Whitemarsh project in Savannah, Georgia or in certain other circumstances. The total value of the common shares to be received by the Merry Land shareholders (including common shares received upon conversion) as of the date of the merger agreement was approximately $42 million. The company will assume approximately $94 million in debt and other liabilities.

The transaction is expected to close in the second quarter of 2003, subject to the approval of Merry Land's shareholders and other customary closing conditions. The proposed transaction can be terminated at Merry Land's option, if the closing price of the company's common shares is below $6.50 per share for 10 of any 30 consecutive trading days prior to the consummation of the merger.

In order to facilitate the merger transaction, a private company called Merry Land & Investment Company, LLC, has been formed by members of Merry Land's management to buy Merry Land's non-apartment assets, which the company did not desire, and to continue development of apartment projects for the company.

CORNERSTONE REALTY INCOME, INC.

SCHEDULE III

## REAL ESTATE AND ACCUMULATED DEPRECIATION (As of December 31, 2002)

| | | Initial Cost | | | Gross Amount Carried | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Description | Encumbrances | Land | Bldg. & Impr. | Subsequently Capitalized Impr. | Land | Bldg. & Impr. | Total | Acc. Dep. | Date of Const. | Date Acquired | Dep. Life |
| 1) Mayflower Seaside | $10,500,000 | $2,258,169 | $ 5,375,975 | $4,971,001 | $2,258,248 | $10,346,897 | $12,605,145 | $3,201,572 | 1950 | Oct. 26, 1993 | 27.5 yrs. |
| * Virginia Beach, VA | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| * Retail shops | | | | | | | | | | | |
| 2) Stone Ridge | — | 374,271 | 2,950,729 | 3,249,950 | 374,292 | 6,200,658 | 6,574,950 | 2,439,823 | 1975 | Dec. 8, 1993 | 27.5 yrs. |
| * Columbia, SC | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 3) Harbour Club | 8,420,136 | 1,019,895 | 4,230,105 | 2,031,422 | 1,020,275 | 6,261,147 | 7,281,422 | 3,783,017 | 1988 | May 1, 1994 | 27.5 yrs. |
| * Virginia Beach, VA | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 4) The Trestles | — | 2,650,884 | 7,699,116 | 1,808,378 | 2,686,006 | 9,472,372 | 12,158,378 | 3,261,967 | 1987 | Dec. 30, 1994 | 27.5 yrs. |
| * Raleigh, NC | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 5) Mill Creek | — | 1,368,000 | 7,182,000 | 1,684,083 | 1,417,614 | 8,816,469 | 10,234,083 | 2,546,847 | 1984 | Sept. 1, 1995 | 27.5 yrs. |
| * Winston-Salem, NC | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 6) Glen Eagles | — | 1,095,000 | 6,205,000 | 1,776,158 | 3,382,649 | 15,281,162 | 18,663,811 | 3,043,668 | 1990 | Oct. 1, 1995 | 27.5 yrs. |
| Prestwick | | 2,492,790 | 7,094,863 | | | | | | 2000 | Sept. 11, 2000 | 27.5 yrs. |
| * Winston-Salem, NC | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 7) Tradewinds | 10,961,274 | 1,428,000 | 8,772,000 | 2,247,063 | 1,436,890 | 11,010,173 | 12,447,063 | 3,214,471 | 1988 | Nov. 1, 1995 | 27.5 yrs. |
| * Hampton, VA | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 8) The Meadows | — | 186,000 | 6,014,000 | 1,859,485 | 625,419 | 19,070,066 | 19,695,485 | 3,059,367 | 1974 | Jan. 31, 1996 | 27.5 yrs. |
| Enclave | | 351,440 | 8,434,560 | | | | | | 2000 | Mar. 16, 2000 | 27.5 yrs. |
| Phase 2 Section 2 | | 114,000 | 2,736,000 | | | | | | 2001 | May 7, 2001 | 27.5 yrs. |
| * Asheville, NC | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 9) Ashley Park | 9,500,000 | 1,586,650 | 10,618,350 | 1,642,715 | 1,589,251 | 12,258,464 | 13,847,715 | 3,411,007 | 1988 | March 1, 1996 | 27.5 yrs. |
| * Richmond, VA | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 10) Arbor Trace | 5,000,000 | 1,100,000 | 3,900,000 | 1,348,484 | 1,130,750 | 5,217,734 | 6,348,484 | 1,594,811 | 1985 | March 1, 1996 | 27.5 yrs. |
| * Virginia Beach, VA | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |

## REAL ESTATE AND ACCUMULATED DEPRECIATION (As of December 31, 2002)—(Continued)

| | | Initial Cost | | | Gross Amount Carried | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Description | Encumbrances | Land | Bldg. & Impr. | Capitalized Impr. | Land | Bldg. & Impr. | Total | Acc. Dep. | Date of Const. | Date Acquired | Dep. Life |
| 11) Bridgetown Bay | — | 603,000 | 4,422,000 | 1,333,991 | 624,233 | 5,734,758 | 6,358,991 | 1,595,131 | 1986 | April 1, 1996 | 27.5 yrs. |
| * Charlotte, NC | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 12) Trophy Chase | 15,000,000 | 2,455,980 | 10,173,011 | 6,323,601 | 2,483,638 | 16,468,954 | 18,952,592 | 3,790,328 | 1970 | April 1, 1996 | 27.5 yrs. |
| * Hunter's Creek | | | | | | | | | | | |
| * Charlottesville, VA | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 13) Beacon Hill | — | 3,121,587 | 10,457,616 | 3,277,159 | 3,076,213 | 13,780,149 | 16,856,362 | 3,607,555 | 1985 | May 1, 1996 | 27.5 yrs. |
| * Charlotte, NC | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 14) Summerwalk | 6,000,000 | 1,528,200 | 4,131,800 | 2,465,758 | 1,565,050 | 6,560,708 | 8,125,758 | 1,946,728 | 1983 | May 1, 1996 | 27.5 yrs. |
| * Charlotte, NC | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 15) The Landing | — | 1,001,400 | 7,343,600 | 2,276,149 | 1,023,950 | 9,597,199 | 10,621,149 | 2,709,243 | 1984 | May 1, 1996 | 27.5 yrs. |
| * Durham, NC | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 16) Meadow Creek | 9,470,146 | 1,110,000 | 9,990,000 | 2,751,671 | 1,134,435 | 12,717,236 | 13,851,671 | 3,262,685 | 1984 | May 31, 1996 | 27.5 yrs. |
| * Charlotte, NC | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 17) Trolley Square | 9,500,000 | 1,620,000 | 4,380,000 | 4,164,528 | 2,817,604 | 11,589,499 | 14,407,103 | 3,474,668 | 1965 | June 25, 1996 | 27.5 yrs. |
| * Trolley Square West | | 1,145,495 | 3,097,080 | | | | | | 1964 | Dec. 31, 1996 | 27.5 yrs. |
| * Richmond, VA | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 18) Paces Glen | — | 2,153,250 | 5,271,750 | 1,370,957 | 2,226,400 | 6,569,557 | 8,795,957 | 1,724,661 | 1986 | July 19, 1996 | 27.5 yrs. |
| * Charlotte, NC | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 19) Signature Place | — | 491,665 | 4,971,283 | 2,329,669 | 502,648 | 7,289,969 | 7,792,617 | 2,262,960 | 1981 | August 1, 1996 | 27.5 yrs. |
| * Greenville, NC | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 20) Hampton Glen | 12,519,699 | 1,391,992 | 10,207,939 | 2,148,420 | 1,419,188 | 12,329,163 | 13,748,351 | 3,196,057 | 1986 | August 1, 1996 | 27.5 yrs. |
| * Richmond, VA | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 21) Heatherwood | 16,250,000 | 2,449,310 | 7,756,147 | 9,725,430 | 4,186,843 | 23,169,044 | 27,355,887 | 6,187,843 | 1980 | Sept. 1, 1996 | 27.5 yrs. |
| Italian Village/Villa Marina | | 1,707,750 | 5,717,250 | | | | | | 1980 | Aug. 29, 1997 | |
| * Charlotte, NC | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 22) Highland Hills | 14,679,353 | 1,210,000 | 10,890,000 | 3,328,857 | 1,198,724 | 14,230,133 | 15,428,857 | 3,901,811 | 1987 | Sept. 27, 1996 | 27.5 yrs. |
| * Carrboro, NC | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |

## REAL ESTATE AND ACCUMULATED DEPRECIATION (As of December 31, 2002)—(Continued)

| | | Initial Cost | | | Gross Amount Carried | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Description | Encumbrances | Land | Bldg. & Impr. | Capitalized Impr. | Land | Bldg. & Impr. | Total | Acc. Dep. | Date of Const. | Date Acquired | Dep. Life |
| 23) Parkside at Woodlake<br>* Durham, NC<br>* Multi-family housing | — | 2,932,778 | 11,731,108 | 1,292,552 | 2,884,917 | 13,071,521 | 15,956,438 | 3,303,856 | 1996 | Aug. 31, 1996 | 27.5 yrs. |
| 24) Greenbrier<br>* Fredericksburg, VA<br>* Multi-family housing | 12,667,462 | 998,957 | 10,100,568 | 1,728,184 | 1,009,699 | 11,818,010 | 12,827,709 | 3,217,914 | 1980 | Oct. 1, 1996 | 27.5 yrs. |
| 25) Deerfield<br>* Durham, NC<br>* Multi-family housing | 10,092,272 | 427,000 | 10,248,000 | 1,242,526 | 430,416 | 11,487,110 | 11,917,526 | 2,817,979 | 1985 | Nov. 1, 1996 | 27.5 yrs. |
| 26) The Arbors at Windsor Lake<br>* Columbia, SC<br>* Multi-family housing | — | 978,750 | 9,896,250 | 1,360,264 | 994,426 | 11,240,838 | 12,235,264 | 2,742,532 | 1991 | Jan. 1, 1997 | 27.5 yrs. |
| 27) Westchase<br>* Charleston, SC<br>* Multi-family housing | — | 1,980,000 | 9,020,000 | 3,247,123 | 2,012,328 | 12,234,795 | 14,247,123 | 3,215,063 | 1985 | Jan. 15, 1997 | 27.5 yrs. |
| 28) Carlyle Club<br>* Atlanta, GA<br>* Multi-family housing | — | 3,589,800 | 7,990,200 | 2,945,388 | 3,607,026 | 10,918,362 | 14,525,388 | 2,791,082 | 1974 | Apr. 30, 1997 | 27.5 yrs. |
| 29) Ashley Run<br>* Atlanta, GA<br>* Multi-family housing | — | 3,780,000 | 14,220,000 | 3,415,794 | 3,793,621 | 17,622,173 | 21,415,794 | 4,218,042 | 1987 | Apr. 30, 1997 | 27.5 yrs. |
| 30) Charleston Place<br>* Charlotte, NC<br>* Multi-family housing | — | 1,516,000 | 7,959,000 | 1,427,635 | 1,534,603 | 9,368,032 | 10,902,635 | 2,183,290 | 1986 | May 13, 1997 | 27.5 yrs. |
| 31) Dunwoody Springs<br>* Atlanta, GA<br>* Multi-family housing | — | 3,648,000 | 11,552,000 | 6,285,391 | 3,662,295 | 17,823,096 | 21,485,391 | 4,259,313 | 1981 | July 25, 1997 | 27.5 yrs. |
| 32) Clarion Crossing<br>* Raleigh, NC<br>* Multi-family housing | — | 3,180,000 | 7,420,000 | 4,423,387 | 3,235,962 | 11,787,425 | 15,023,387 | 1,882,069 | 1972 | Sept. 30, 1997 | 27.5 yrs. |
| 33) Stone Brook<br>* Atlanta, GA<br>* Multi-family housing | — | 1,570,000 | 6,280,000 | 1,837,862 | 1,582,468 | 8,105,394 | 9,687,862 | 1,822,448 | 1986 | Oct. 31, 1997 | 27.5 yrs. |
| 34) St. Regis<br>* Raleigh, NC<br>* Multi-family housing | — | 2,156,000 | 7,644,000 | 1,456,464 | 2,170,353 | 9,086,111 | 11,256,464 | 1,814,946 | 1986 | Oct. 31, 1997 | 27.5 yrs. |

## REAL ESTATE AND ACCUMULATED DEPRECIATION (As of December 31, 2002)—(Continued)

| | | Initial Cost | | | Gross Amount Carried | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Description | Encumbrances | Land | Bldg. & Impr. | Capitalized Impr. | Land | Bldg. & Impr. | Total | Acc. Dep. | Date of Const. | Date Acquired | Dep. Life |
| 35) Remington Place<br>* Raleigh, NC<br>* Multi-family housing | — | 1,422,000 | 6,478,000 | 1,210,213 | 1,433,609 | 7,676,604 | 9,110,213 | 1,533,026 | 1985 | Oct. 31, 1997 | 27.5 yrs. |
| 36) Stone Point<br>* Charlotte, NC<br>* Multi-family housing | — | 1,164,000 | 8,536,000 | 956,745 | 1,119,156 | 9,537,589 | 10,656,745 | 1,927,669 | 1986 | Jan.15, 1998 | 27.5 yrs. |
| 37) Pinnacle Ridge<br>* Ashville, NC<br>* Multi-family housing | 4,942,448 | 1,547,410 | 4,183,740 | 1,599,170 | 1,572,517 | 5,757,803 | 7,330,320 | 1,145,388 | 1951 | April 1, 1998 | 27.5 yrs. |
| 38) Hampton Pointe<br>* Charleston, SC<br>* Multi-family housing | — | 1,589,250 | 10,635,750 | 4,084,580 | 1,651,535 | 14,658,045 | 16,309,580 | 2,943,967 | 1986 | Mar 31, 1998 | 27.5 yrs. |
| 39) The Timbers<br>* Raleigh, NC<br>* Multi-family housing | — | 1,944,000 | 6,156,000 | 1,167,526 | 1,955,740 | 7,311,786 | 9,267,526 | 1,466,514 | 1983 | June 4, 1998 | 27.5 yrs. |
| 40) The Gables<br>* Richmond, VA<br>* Multi-family housing | 8,000,000 | 2,185,000 | 9,315,000 | 1,918,181 | 2,200,818 | 11,217,363 | 13,418,181 | 2,191,567 | 1987 | July 2, 1998 | 27.5 yrs. |
| 41) Spring Lake<br>* Atlanta, GA<br>* Multi-family housing | — | 900,000 | 8,100,000 | 1,524,725 | 907,577 | 9,617,148 | 10,524,725 | 1,803,631 | 1986 | Aug. 12, 1998 | 27.5 yrs. |
| 42) Cape Landing<br>* Myrtle Beach, SC<br>* Multi-family housing | — | 1,026,000 | 16,074,000 | 3,994,910 | 2,380,560 | 18,714,350 | 21,094,910 | 3,377,440 | 1997/98 | Oct. 16, 1998 | 27.5 yrs. |
| 43) Brookfield<br>* Dallas, TX<br>* Multi-family housing | — | 1,624,051 | 6,390,482 | 17,682 | 1,579,819 | 6,452,396 | 8,032,215 | 979,385 | 1984 | July 23, 1999 | 27.5 yrs. |
| 44) Eagle Crest<br>* Dallas, TX<br>* Multi-family housing | 15,000,000 | 4,038,424 | 17,527,893 | 1,123,706 | 4,038,424 | 18,651,599 | 22,690,023 | 2,914,943 | 1983 | July 23, 1999 | 27.5 yrs. |
| 45) Aspen Hills<br>* Dallas, TX<br>* Multi-family housing | — | 1,129,071 | 6,094,651 | 708,373 | 1,129,071 | 6,803,024 | 7,932,095 | 1,679,236 | 1979 | July 23, 1999 | 27.5 yrs. |
| 46) Mill Crossing<br>* Dallas, TX<br>* Multi-family housing | — | 803,095 | 4,466,697 | 452,661 | 803,061 | 4,919,392 | 5,722,453 | 1,008,008 | 1979 | July 23, 1999 | 27.5 yrs. |

## REAL ESTATE AND ACCUMULATED DEPRECIATION (As of December 31, 2002)—(Continued)

| Description | Encumbrances | Initial Cost | | Capitalized Impr. | Gross Amount Carried | | | Acc. Dep. | Date of Const. | Date Acquired | Dep. Life |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Land | Bldg. & Impr. | | Land | Bldg. & Impr. | Total | | | | |
| 47) Polo Run<br>* Dallas, TX<br>* Multifamily housing | — | 936,682 | 6,619,965 | 1,599,519 | 936,579 | 8,219,587 | 9,156,166 | 1,502,249 | 1984 | July 23, 1999 | 27.5 yrs. |
| 48) Wildwood<br>* Dallas, TX<br>* Multi-family housing | 3,357,507 | 881,479 | 3,589,815 | 358,031 | 881,538 | 3,947,787 | 4,829,325 | 769,850 | 1984 | July 23, 1999 | 27.5 yrs. |
| 49) Toscana<br>* Dallas, TX<br>* Multi-family housing | 5,250,000 | 998,938 | 6,335,085 | 251,680 | 1,048,886 | 6,536,817 | 7,585,703 | 1,035,696 | 1986 | July 23, 1999 | 27.5 yrs. |
| 50) Arbors on Forest Ridge<br>* Dallas, TX<br>* Multi-family housing | 6,250,000 | 862,803 | 8,711,151 | 458,930 | 1,012,320 | 9,020,564 | 10,032,884 | 1,386,319 | 1986 | July 23, 1999 | 27.5 yrs. |
| 51) Paces Cove<br>* Dallas, TX<br>* Multi-family housing | 11,025,462 | 2,259,317 | 9,453,562 | 809,913 | 2,219,403 | 10,303,389 | 12,522,792 | 1,664,541 | 1982 | July 23, 1999 | 27.5 yrs. |
| 52) Remington Hills<br>* Dallas, TX<br>* Multi-family housing | 14,250,000 | 4,509,071 | 16,412,148 | 5,282,190 | 4,209,108 | 21,994,301 | 26,203,409 | 3,352,633 | 1984 | July 23, 1999 | 27.5 yrs. |
| 53) Copper Crossing<br>* Dallas, TX<br>* Multi-family housing | — | 1,782,562 | 9,994,421 | 1,215,261 | 1,778,407 | 11,213,837 | 12,992,244 | 2,175,037 | 1980/81 | July 23, 1999 | 27.5 yrs. |
| 54) Main Park<br>* Dallas, TX<br>* Multi-family housing | 8,359,206 | 619,641 | 8,463,326 | 530,242 | 670,947 | 8,942,262 | 9,613,209 | 1,430,904 | 1984 | July 23, 1999 | 27.5 yrs. |
| 55) Timberglen<br>* Dallas, TX<br>* Multi-family housing | 9,500,000 | 2,563,522 | 10,657,083 | 990,554 | 2,548,094 | 11,663,065 | 14,211,159 | 2,049,507 | 1984 | July 23, 1999 | 27.5 yrs. |
| 56) Silverbrook I<br>* Dallas, TX<br>* Multi-family housing | 15,442,245 | 3,352,896 | 12,356,997 | 2,210,054 | 3,321,137 | 14,598,810 | 17,919,947 | 2,798,474 | 1982 | July 23, 1999 | 27.5 yrs. |
| 57) Summer Tree<br>* Dallas, TX<br>* Multi-family housing | 7,699,830 | 3,338,748 | 4,385,408 | 990,022 | 3,156,485 | 5,557,693 | 8,714,178 | 1,180,797 | 1980 | July 23, 1999 | 27.5 yrs. |
| 58) Park Village<br>* Dallas, TX<br>* Multi-family housing | 8,444,974 | 928,744 | 7,295,797 | 781,939 | 954,542 | 8,051,938 | 9,006,480 | 1,426,876 | 1983 | July 23, 1999 | 27.5 yrs. |

## REAL ESTATE AND ACCUMULATED DEPRECIATION (As of December 31, 2002)—(Continued)

| Description | Encumbrances | Initial Cost | | Capitalized Impr. | Gross Amount Carried | | Total | Acc. Dep. | Date of Const. | Date Acquired | Dep. Life |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Land | Bldg. & Impr. | | Land | Bldg. & Impr. | | | | | |
| 59) Cottonwood<br>* Dallas, TX<br>* Multi-family housing | 5,979,326 | 474,344 | 5,797,412 | 1,119,193 | 473,616 | 6,917,333 | 7,390,949 | 1,193,287 | 1985 | July 23, 1999 | 27.5 yrs. |
| 60) Devonshire<br>* Dallas, TX<br>* Multi-family housing | 3,676,401 | 1,892,165 | 5,672,727 | 774,403 | 1,893,378 | 6,445,917 | 8,339,295 | 1,273,217 | 1978 | July 23, 1999 | 27.5 yrs. |
| 61) Paces Point<br>* Dallas, TX<br>* Multi-family housing | 7,423,665 | 2,132,795 | 10,847,450 | 748,587 | 2,132,694 | 11,596,138 | 13,728,832 | 1,885,528 | 1985 | July 23, 1999 | 27.5 yrs. |
| 62) The Meridian<br>* Austin, TX<br>* Multi-family housing | 2,823,884 | 531,832 | 7,007,392 | 1,081,799 | 531,469 | 8,089,554 | 8,621,023 | 1,354,383 | 1988 | July 23, 1999 | 27.5 yrs. |
| 63) Grayson II<br>* Dallas, TX<br>* Multi-family housing | 6,227,327 | 962,939 | 11,247,182 | 695,110 | 913,575 | 11,991,656 | 12,905,231 | 1,951,240 | 1986 | July 23, 1999 | 27.5 yrs. |
| 64) Silverbrook II<br>* Dallas, TX<br>* Multi-family housing | 2,826,803 | 1,202,745 | 4,605,505 | 638,951 | 1,177,125 | 5,270,076 | 6,447,201 | 943,179 | 1984 | July 23, 1999 | 27.5 yrs. |
| 65) Estrada Oaks<br>* Dallas, TX<br>* Multi-family housing | 9,332,110 | 1,939,650 | 8,847,232 | 739,095 | 1,929,226 | 9,596,751 | 11,525,977 | 1,523,345 | 1983 | July 23, 1999 | 27.5 yrs. |
| 66) Burney Oaks<br>* Dallas, TX<br>* Multi-family housing | 8,416,910 | 1,063,277 | 8,901,959 | 991,978 | 1,063,211 | 9,894,003 | 10,957,214 | 1,676,931 | 1985 | July 23, 1999 | 27.5 yrs. |
| 67) Cutter's Point<br>* Dallas, TX<br>* Multi-family housing | 6,250,000 | 2,001,796 | 7,858,044 | 1,424,334 | 2,001,916 | 9,282,258 | 11,284,174 | 1,696,273 | 1978 | July 23, 1999 | 27.5 yrs. |
| 68) The Courts on Pear Ridge<br>* Dallas, TX<br>* Multi-family housing | 10,506,542 | 2,360,962 | 9,482,729 | 406,656 | 2,360,995 | 9,889,352 | 12,250,347 | 1,482,602 | 1988 | July 23, 1999 | 27.5 yrs. |
| 69) Sierra Ridge<br>* San Antonio, TX<br>* Multi-family housing | 4,750,000 | 611,683 | 6,012,983 | 1,906,242 | 610,950 | 7,919,958 | 8,530,908 | 1,384,435 | 1981 | July 23, 1999 | 27.5 yrs. |
| 70) Grayson I<br>* Dallas, TX<br>* Multi-family housing | 6,526,941 | 770,541 | 9,178,418 | 2,177,960 | 863,674 | 11,263,245 | 12,126,919 | 1,728,658 | 1985 | July 23, 1999 | 27.5 yrs. |

## REAL ESTATE AND ACCUMULATED DEPRECIATION (As of December 31, 2002)—(Continued)

| Description | Encumbrances | Initial Cost | | Capitalized Impr. | Gross Amount Carried | | Total | Acc. Dep. | Date of Const. | Date Acquired | Dep. Life |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Land | Bldg. & Impr. | | Land | Bldg. & Impr. | | | | | |
| 71) Canyon Hills | 12,592,947 | 1,233,883 | 11,278,619 | 380,426 | 1,235,408 | 11,657,520 | 12,892,928 | 1,666,197 | 1996 | July 23, 1999 | 27.5 yrs. |
| * Austin, TX | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 72) Greystone Crossing | — | 1,340,000 | 25,460,000 | 1,039,862 | 1,332,635 | 26,507,227 | 27,839,862 | 2,722,895 | 1998\00 | May 8, 2000 | 27.5 yrs. |
| * Charlotte, NC | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 73) Chase Gayton | 15,711,709 | 2,541,000 | 18,634,000 | 776,892 | 2,534,142 | 19,417,750 | 21,951,892 | 1,159,448 | 1984 | June 21, 2001 | 27.5 yrs. |
| * Richmond, VA | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 74) Poplar Place | 25,336,579 | 5,544,000 | 29,106,000 | 3,483,315 | 5,760,883 | 32,372,432 | 38,133,315 | 1,687,189 | 1989/95 | Sept. 7, 2001 | 27.5 yrs. |
| * Atlanta, GA | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 75) Autumn Park | 14,905,905 | 2,007,433 | 18,066,894 | 541,469 | 1,999,902 | 18,615,894 | 20,615,796 | 896,535 | 2001 | Oct. 1, 2001 | 27.5 yrs. |
| * Greensboro, NC | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 76) Legacy Park | 16,075,948 | 1,313,311 | 20,575,211 | 622,393 | 1,305,821 | 21,205,094 | 22,510,915 | 1,018,845 | 2001 | Oct. 1, 2001 | 27.5 yrs. |
| * Charlotte, NC | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 77) Timber Crest | 15,157,240 | 1,144,569 | 17,931,580 | 839,451 | 1,304,769 | 18,610,831 | 19,915,600 | 910,922 | 2000 | Oct. 1, 2001 | 27.5 yrs. |
| * Charlotte, NC | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 78) Trinity Commons | 28,162,657 | 2,429,700 | 19,658,481 | 16,769,996 | 4,136,148 | 34,722,029 | 38,858,177 | 1,187,012 | 2000 | Oct. 1, 2001 | 27.5 yrs. |
| Trinity Commons Phase II | | 1,728,948 | 13,988,757 | (15,717,705) | | | | | 2002 | July 30, 2002 | |
| * Raleigh, NC | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 79) St. Andrews | 18,449,688 | 682,725 | 16,385,411 | 11,253,328 | 1,074,910 | 27,246,554 | 28,321,464 | 1,185,284 | 1998 | Oct. 1, 2001 | 27.5 yrs. |
| St. Andrews Phase II | | 407,486 | 9,893,667 | (10,301,153) | | | | | 2002 | March 20, 2002 | |
| * Wilmington, NC | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 80) Waterford | 16,731,009 | 2,700,000 | 19,800,000 | 988,236 | 2,732,352 | 20,755,884 | 23,488,236 | 855,592 | 1989 | Dec. 10, 2001 | 27.5 yrs. |
| * Richmond, VA | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |
| 81) The Enclave@South Tryon | — | 805,000 | 15,295,000 | 107,126 | 785,549 | 15,421,577 | 16,207,126 | 49,355 | 2002 | Dec. 2, 2002 | 27.5 yrs. |
| * Charlotte, NC | | | | | | | | | | | |
| * Multi-family housing | | | | | | | | | | | |

## REAL ESTATE AND ACCUMULATED DEPRECIATION (As of December 31, 2002)—(Continued)

| | | Initial Cost | | | Gross Amount Carried | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Description | Encumbrances | Land | Bldg. & Impr. | Capitalized Impr. | Land | Bldg. & Impr. | Total | Acc. Dep. | Date of Const. | Date Acquired | Dep. Life |
| 82) Windsor Heights ....... * Dallas, TX * Multi-family housing | 25,000,000 | 3,480,000 | 25,520,000 | 239,938 | 3,445,213 | 25,794,725 | 29,239,938 | 82,513 | 1997 | Dec. 23, 2002 | 27.5 yrs. |
| | $604,445,605 | $150,481,501 | $859,368,924 | $152,742,188 | $152,207,328 | $1,010,385,285 | $1,162,592,613(1) | $176,743,276 | | | |

(1) Represents the aggregate cost for Federal Income tax purposes.

(2) The reconciliations of the carrying amount of real estate owned and accumulated depreciation is contained in Note 3 of the audited financials statements.

[THIS PAGE INTENTIONALLY LEFT BLANK]

# Cornerstone Board of Directors

*(1) Member, Executive Committee* *(2) Member, Audit Committee* *(3) Member, Compensation Committee*



**Glenn W. Bunting, Jr.**[1][2]
*President,*
*KB Properties Inc.*



**Leslie A. Grandis**[2][3]
*Partner,*
*McGuireWoods LLP*

**Glade M. Knight**[1]
*Chairman*
*of the Board and*
*Chief Executive Officer*



**Penelope W. Kyle**[2][3]
*Director,*
*Virginia State Lottery*





**S. J. Olander, Jr.**
*Chief Financial Officer*
*and*
*President of*
*Capital Markets*



**Kent W. Colton**[3]
*Senior Scholar,*
*Harvard Joint Center for*
*Housing Studies and*
*President, K Colton LLC*

**Harry S. Taubenfeld**[1]
*Real Estate Investor and*
*Partner, Zuckerbrod &*
*Taubenfeld, Esqs.*



**Martin Zuckerbrod**[1]
*Real Estate Investor and*
*Partner, Zuckerbrod &*
*Taubenfeld, Esqs.*



## Executive Officers

**Glade M. Knight**
*Chairman of the Board and*
*Chief Executive Officer*

**S.J. Olander, Jr.**
*Chief Financial Officer and*
*President of Capital Markets*

**Debra A. Jones**
*Executive Vice President and*
*Chief Operating Officer*

## Senior Officers

**David L. Carneal**
*Senior Vice President of*
*Property Management*

**Laurie M. Dunham**
*Senior Vice President and*
*Corporate Controller*

**Richard L. Ebeling, Jr.**
*Senior Vice President of*
*Information Systems*

**J. Philip Hart**
*Senior Vice President, General*
*Counsel and Secretary*

**Patrick B. Morin**
*Senior Vice President*

**Mark M. Murphy**
*Senior Vice President of*
*Corporate Services*

**Gus G. Remppies**
*Senior Vice President of*
*Acquisitions*

**Corporate Headquarters**
306 East Main Street
Richmond, Virginia 23219
Phone (804) 643-1761
Fax (804) 782-9302
Email: ir@tcrmail.com

**Corporate Web Site**
www.cornerstonereit.com

**Common and Preferred Stock Listings**
New York Stock Exchange
Symbols "TCR" and "TCRPR"

**Transfer Agent**
Wachovia Equity Services Group
1525 West W.T. Harris Boulevard
Building 3C3
Charlotte, North Carolina 28288-1153
(800) 829-8432
www.wachovia.com/shareholderservices

**Independent Auditors**
Ernst & Young LLP
901 East Cary Street
Richmond, Virginia 23219
(804) 344-6000

**Counsel**
McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, Virginia 23219
(804) 775-1000

**Member**
National Association of Real Estate Investment Trusts (NAREIT)
National Multi Housing Council (NMHC)
The Institute of Real Estate Management (IREM)

**Dividend Reinvestment and Share Purchase Plan**
Our plan provides investors with a convenient and inexpensive way to invest in Cornerstone by purchasing common shares without any brokerage fees, commissions or service charges. You can purchase shares monthly by check or money order, or by scheduling automatic payments from a checking account. You can also purchase additional common shares by reinvesting dividends of the shares you already own. For more information, contact Cornerstone's Corporate Services Department at (804) 643-1761 or visit our Web site.

**Shareholder Data**
There were 1,253 common shareholders of record on December 31, 2002.

**Corporate Services**
For additional information about Cornerstone, please contact our Corporate Services Department at (804) 643-1761.








CORNERSTONE
Realty Income Trust, Inc.

Visit our website at **www.cornerstonereit.com**